Exhibit 99.1

ANNUAL INFORMATION FORM

For the year ended March 31, 2016

Dated as at June 16, 2016

SILVERCORP METALS INC.

(“Silvercorp” or the “Company”)

Suite 1378 - 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: (604) 669-9397
Fax: (604) 669-9387
Email: corp@silvercorp.ca
Website: www.silvercorp.ca

TABLE OF CONTENTS

ITEM 1	GENERAL	4
1.1	Date of Information	4
1.2	Forward Looking Statements	4
1.3	Currency	7
ITEM 2	CORPORATE STRUCTURE	7
2.1	Names, Address and Incorporation	7
2.2	Inter-corporate Relationships	8
ITEM 3	GENERAL DEVELOPMENT OF THE BUSINESS	9
3.1	Business of Silvercorp	9
3.2	The Company’s Strategic Vision	10
3.3	Three Year History	10
3.4	Other Matters	13
ITEM 4	DESCRIPTION OF THE BUSINESS	14
4.1	General	14
4.2	Chinese Mining Law	16
4.3	Risk Factors	16
ITEM 5	MINERAL PROPERTIES	26
5.1	Ying Mining District, Henan Province, China.	26
5.2	GC mine	48
ITEM 6	DIVIDENDS AND DISTRIBUTIONS	71
ITEM 7	DESCRIPTION OF CAPITAL STRUCTURE	71
ITEM 8	MARKET FOR SECURITIES	72
ITEM 9	ESCROWED SECURITIES	74
ITEM 10	DIRECTORS AND OFFICERS	74
ITEM 11	AUDIT COMMITTEE	76
ITEM 12	PROMOTORS	78
ITEM 13	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	78
ITEM 14	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	79
ITEM 15	TRANSFER AGENTS AND REGISTRARS	79
ITEM 16	MATERIAL CONTRACTS	79
ITEM 17	INTERESTS OF EXPERTS	80
ITEM 18	ADDITIONAL INFORMATION	82

ITEM 1	GENERAL

1.1 Date of Information

All information in this Annual Information Form is as of March 31, 2016, unless otherwise indicated.

1.2 Forward Looking Statements

Certain statements and information in this Annual Information Form (“AIF”) for Silvercorp Metals Inc. (“Silvercorp” or the “Company”) constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements and information concerning mineral resource and mineral reserve estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

1.	the price of silver and other metals;

2.	the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties;

3.	estimated production from the Company’s mines in the Ying Mining District (defined herein) and from the GC Mine;

4.	timing of receipt of regulatory approvals;

5.	availability of funds from production to finance the Company’s operations; and

6.	access to and availability of funding for future construction and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to the matters described in this AIF under Item 4.3 Risk Factors under the following headlines:

1.	fluctuating commodity prices;

2.	estimation of mineral resources, reserves and mineralization and precious and base metal recovery;

3.	interpretations and assumptions of mineral resource and mineral reserve estimates;

4.	exploration and development programs;

5.	permits and licences;

6.	title to properties;

7.	property interests;

8.	joint venture partners;

9.	acquisition of commercially mineable mineral rights;

10.	financing;

11.	recent market events and conditions;

12.	economic factors affecting the Company;

13.	timing, estimated amount, capital and operating expenditures and economic returns of future production;

14.	integration of future acquisitions into the Company’s existing operations;

15.	competition;

16.	operations and political conditions;

17.	regulatory environment in China;

18.	environmental risks;

19.	foreign exchange rate fluctuations;

20.	insurance;

21.	risks and hazards of mining operations;

22.	dependence on management and key personnel;

23.	conflicts of interest;

24.	internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and

25.	bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading “Risk Factors” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this AIF, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Mineral Resource and Mineral Reserve Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource and mineral reserve estimates included in this AIF have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”) “Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines” (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and mineral resource and mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained metal” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

1.3 Currency

All sums of money which are referred to herein are expressed in lawful money of the United States, unless otherwise specified. The symbol “CAD$” denotes lawful money of Canada and “RMB” denotes lawful money of the People’s Republic of China. The following table sets forth, for each of the periods indicated, the year-end exchange rate, the average noon rate and the high and low noon exchange rates for one Canadian dollar expressed in U.S. dollars, as quoted by the Bank of Canada:

	Year Ended March 31,
	2016	2015	2014
High	0.8368	0.9404	0.9977
Low	0.6854	0.7811	0.8888
Average	0.7625	0.8809	0.9494
Period End	0.7710	0.7885	0.9047

The exchange rate for one Canadian dollar expressed in U.S. dollars based upon the noon buying rate on June 15, 2016 provided by the Bank of Canada was $0.7744.

The following table sets forth, for each of the periods indicated, the year-end exchange rate, the average noon rate and the high and low noon exchange rates for one Canadian dollar expressed in Chinese Renminbi, as quoted by the Bank of Canada:

	Year Ended March 31,
	2016	2015	2014
High	5.1921	5.8411	6.1312
Low	4.5086	4.8614	5.4259
Average	4.8516	5.4562	5.8086
Period End	4.9727	4.8876	5.6243

The exchange rate for one Canadian dollar expressed in Chinese Renminbi (“RMB”) based upon the noon buying rate on June 15, 2016 provided by the Bank of Canada was RMB5.0968.

ITEM 2	CORPORATE STRUCTURE

2.1 Names, Address and Incorporation

Silvercorp was formed as Spokane Resources Ltd. pursuant to an amalgamation of Julia Resources Corporation and MacNeill International Industries Inc. under the Company Act (British Columbia) on October 31, 1991. By a special resolution dated October 5, 2000, Spokane Resources Ltd. consolidated its share capital on a ten for one basis and altered its Memorandum and Articles of Incorporation by changing its name to “SKN Resources Ltd.” At the Company’s Annual and Special General Meeting held October 20, 2004, the shareholders (a) approved an increase to the Company’s authorized capital to an unlimited number of common shares and adopted new Articles consistent with the transition to the Business Corporations Act (British Columbia); and (b) passed a special resolution to change the Company’s name. On May 2, 2005, the Company filed a Notice of Alteration with the British Columbia Registrar of Companies changing its name from “SKN Resources Ltd.” to “Silvercorp Metals Inc.” The head office, principal address and registered and records office of the Company is located at 1378-200 Granville Street, Vancouver, British Columbia, V6C 1S4. The Company’s shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “SVM”, and the Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, and New Brunswick.

2.2 Inter-corporate Relationships

The corporate structure of the Company and its subsidiaries holding mineral property interests as at the date of this AIF is as follows:

The Company is the sole shareholder of Fortune Mining Limited (“Fortune”), which was incorporated on August 23, 2002, to be the holding company of several other subsidiaries which are parties to agreements relating to mineral properties in China. Fortune beneficially owns 100% of the following material subsidiary companies:

a)

Victor Mining Ltd. (“Victor Mining”) was incorporated on October 23, 2003, under the laws of the British Virgin Islands (the “BVI”) and continued into Barbados on August 27, 2009 and back to the BVI on March 18, 2016. Victor Mining is a party to a cooperative agreement under which it has earned a 77.5% interest in Henan Found Mining Co. Ltd. (“Henan Found”), the Chinese company holding, among other assets: (i) the Ying silver, lead and zinc project (the “SGX Mine”); and (ii) the silver and lead project in Tieluping (the “TLP Mine”) and (iii) and the XHP mine.

b)

Victor Resources Ltd. (“Victor Resources”) was incorporated on May 30, 2003, under the laws of the BVI and is a party to a cooperative agreement under which it earned a 80% interest in Henan Huawei Mining Co. Ltd. (“Henan Huawei”), the Chinese company holding the beneficial interests in the project in Houpinggou and the project in Longmeng (collectively, the “HPG & LM Mines”) each in Henan Province.

c)

Yangtze Mining Ltd. (“Yangtze Mining”) was incorporated on February 11, 2002. It holds a 100% interest in Yangtze Mining (H.K.) Ltd. and a 95% interest in Anhui Yangtze Mining Co. Ltd. (“Anhui Yangtze”), the Chinese company that held the silver, lead and zinc exploration permits on the project in Gaocheng (the “GC mine”) in Guangdong Province.

d)

Guangdong Found Mining Co. Ltd. (China) (“Guangdong Found”) was incorporated in December 2008 as the designated joint venture operating company of the GC mine. Anhui Yangtze owns 5% of Guangdong Found and Yangtze Mining (H.K.) Ltd. owns 90% of Guangdong Found, respectively. Guangdong Found has a 100% beneficial interest in the GC mine.

e)

Fortune Copper Limited was incorporated on August 23, 2002. It holds a 100% interest in Wonder Success Limited, a Hong Kong Company which has a 70% equity interest in Xinshao Yun Xiang Mining Co. Ltd. (“Yunxiang”), which owns the BYP Mine in Hunan Province.

The Company’s operations in China are largely conducted through equity joint ventures, over which the Company has control. See “Item 4 General Description of Business, 4.2 Chinese Mining Law”.

ITEM 3	GENERAL DEVELOPMENT OF THE BUSINESS

3.1 Business of Silvercorp

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines in the Ying Mining District in Henan Province, China being the SGX, HZG, TLP, HPG and the LM mines respectively. The year ended March 31, 2015 (“Fiscal 2015”) was the first year with production from the GC mine. The Company initiated trial mining activities at GC mine in the quarter ended June 30, 2014, continued to ramp up the trial operations, and declared commercial production in July 2014.

In August 2014, the Company suspended mining activities and put the BYP mine into care and maintenance. Activities at the XHP project have been suspended since Fiscal 2014 as part of the Company’s cost saving measures.

3.2 The Company’s Strategic Vision

Silvercorp has a distinct long-term strategy characterized by three key steps. First, Silvercorp focuses on the acquisition and selective exploration of projects with significant resource and cash flow potential. It seeks out higher grade, underground, precious metals projects that may be too small for large companies and too large for juniors. Second, Silvercorp focuses on quickly developing high-margin operations with reasonable development capital profiles to generate cash flow before the project’s full resource potential is fully drilled. Third, the cash flow Silvercorp generates from its early operations are used to fund further exploration, resource expansion and production growth.

This strategy, with its focus on early production, provides earlier benefits to: (i) local communities through increased employment opportunities, (ii) local governments through payment of taxes, (iii) local joint venture partners through profit sharing, and (iv) Company shareholders through less dilution. The early benefits help build a base of strong stakeholder support necessary for further project growth.

Since approximately 2013, in response to the downturn in commodity prices, the Company has shifted its focus from acquisitions, to optimization of existing mine operations, cost reduction efforts, and cash preservation.

3.3 Three Year History

Silvercorp has been acquiring, exploring, developing, and operating, mineral properties in China since 2003. Production at the SGX Mine with the Ying Mining District commenced on April 1, 2006, and since that time, several of the Company’s other properties in Henan Province, China have commenced production. In addition the Company commenced production at the GC Mine in Fiscal 2015.

For the year ended March 31, 2016 on a consolidated basis, the Company mined 847,341 tonnes of ore, down 7% compared to 910,201 tonnes in the year ended March 31, 2015 (“Fiscal 2015”). The decrease in ore mined was mainly due to: i) 10%, or 68,963 tonnes, decrease at the Ying Mining District, mainly caused by the mining production interruption arising from the termination of a mining contractor, ii) no production from the BYP mine, which has been on care and maintenance since August 2014, accounting for a 46,547 tonnes decrease, offset by iii) an additional 52,650 tonnes ore added from the GC Mine as Fiscal 2016 is the first full year of GC Mine operations (with Fiscal 2015 being a partial production year for the GC Mine operations). Ore milled had a corresponding decrease of 6% to 844,312 tonnes of ore compared to 901,318 tonnes in Fiscal 2015.

The Company had sales of $107.9 million, gross margin of 33%, cash flow from operations of $31.9 million, or $0.19 per share. For Fiscal 2016, net income attributable to equity holders of the Company was $6.3 million, or $0.04 per share compared to net loss of $103.1 million, or $0.60 per share in Fiscal 2015.

The following table summarizes the total metal production in the past three years.

Years Ended March 31
	2016	2015	2014
Silver(‘000s ounces)	5,032	5,121	3,862
Gold(‘000s ounces)	2.4	5.9	11.1
Lead(‘000s pounds)	52,511	51,470	37,152
Zinc(‘000s pounds)	17,457	15,940	8,446

Production

Ying Mining District

The Ying Mining District consists of several mines, including SGX, HZG, TLP, HPG and the LM mines, and is the Company’s primary source of production.

In Fiscal 2016, total ore mined at the Ying Mining District was 589,766 tonnes, a decrease of 10% compared to total ore production of 658,729 tonnes in Fiscal 2015. Silver and lead head grades improved by 12% and 12%, respectively, to 268 gram per ton (“g/t”) for silver and 3.9% for lead from 240 g/t for silver and 3.5% for lead in Fiscal 2015. The increase in silver and lead head grade is mainly due to the improvement of mining planning and enhanced dilution control management at all mining stopes.

The decrease of ore mined was mainly due to the production interruption arising from the termination of a mining contractor. In February 2015, the Company terminated one mining contractor upon the expiration of its contract and entered into contracts with three new mining contractors to replace the terminated contractor who previously worked out of three portals at the SGX mine. The changeover process was slow as negotiation was required, which was not resolved until June 2015. The changeover disruptions impacted not only production, but also resulted in additional costs at the SGX mine during the transition period.

Total and cash mining costs per tonne were $79.93 and $56.90 per tonne, respectively, compared to $64.27 and $49.92 per tonne, respectively, in Fiscal 2015. The increase in cash mining costs was mainly due to i) a $1.5 million or $2.50 per tonne increase arising from the mining contractor change-over interruption; ii) a $1.1 million or $1.90 per tonne, increase in mining preparation costs as more underground diamond drilling and preparation tunnelling were conducted in the current period; and iii) lower production output resulting in a higher per unit fixed costs allocation.

In Fiscal 2016, total ore milled at Ying Mining District was 587,450 tonnes, a decrease of 9% compared to 646,943 tonnes in Fiscal 2015. Cash milling costs were $12.34 per tonne compared to $13.39 in Fiscal 2015. The decrease in cash milling costs was mainly due to the decrease in material and utility costs.

In Fiscal 2016, the Ying Mining District sold 4.4 million ounces of silver, 2,300 ounces of gold, 43.5 million pounds of lead, and 5.2 million pounds of zinc, compared to 4.6 million ounces of silver, 3,200 ounces of gold, 46.7 million pounds of lead, and 6.6 million pounds of zinc in Fiscal 2015. The decrease of metal sales is mainly due to i) a 9% decrease in ore milled offset by a 12% increase in both silver and lead head grades, and, ii) a significant increase in silver-lead and zinc concentrates inventory levels at year end. The estimated metals contained in concentrate inventories at year end were approximately 0.4 million ounces of silver, 3.7 million pounds of lead and 0.3 million pounds of zinc.

Cash cost per ounce of silver, net of by-product credits, at the Ying Mining District, was $1.38 compared to $0.61 in the prior year. The increase was mainly due to less by-product credits realized and higher cash mining costs.

All in sustaining costs per ounce of silver, net of by-product credits, at the Ying Mining District was $8.60 compared to $8.25 in the prior year. The increase was mainly due to higher cash cost per ounce of silver offset by less corporate expenditures and sustaining capital expenditures incurred. All in cost per ounce of silver, net of by-product credits was $10.10 compared to $13.42 in the prior year, and the decrease is mainly due to less investment capital expenditures in the current period.

GC Mine

Fiscal 2016 is the first full production year for the GC Mine since its commercial production commenced on July 1, 2014. Trial mining operation results in the quarter ended June 30, 2014 have been excluded from the operational results discussed and revenue realized from metal sales during the commissioning period was offset against costs capitalized.

Total ore mined at the GC Mine in Fiscal 2016 was 257,575 tonnes, at a total mining cost and cash mining cost of $46.49 and $38.23, compared to 204,925 tonnes mined in Fiscal 2015 at a total mining cost and cash mining cost of $71.34 and $43.75. The decrease in cash mining cost was because in Q4 Fiscal 2016, approximately 61% of ores were extracted from previously mined stopes for which direct mining costs were paid in prior year and the only cost involved was to ship those ores to the mill.

Total ore milled at the GC Mine in Fiscal 2016 was 256,862 at a total milling cost and cash milling cost of $18.30 and $15.79, compared to 205,531 tonnes milled in Fiscal 2015 at a total milling cost and cash milling cost of $29.54 and $22.44, as a result of more ore through put, more efficient operation and cost control at the mill.

The head grades at the GC Mine were 94 g/t for silver, 1.8% for lead, and 2.5% for zinc in Fiscal 2016, compared to 106g/t for silver, 1.3% for lead and 2.7% for zinc in Fiscal 2015.

BYP Mine

Operations at the BTP mine remained suspended during Fiscal 2016. In Fiscal 2015, prior to the suspension of operations, the BYP mine processed 48,844 tonnes of ore compared to 88,297 tonnes in Fiscal 2014. In Fiscal 2015, the Company sold 2,711 ounces of gold compared to 7,416 ounces of gold in Fiscal 2014. Gold head grade for Fiscal 2015 was 2.7 g/t compared to 3.4 g/t in Fiscal 2014.

Capitalized Exploration and Development Expenditures

Ying Mining District

In Fiscal 2016, approximately 63,398 metres (“m”) of underground diamond drilling and 19,113 m of preparation tunnelling were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 58,268 m of horizontal tunnel, raises and declines were completed and capitalized. Total exploration and development expenditures capitalized at the Ying Mining District in Fiscal 2016 were $18.9 million compared to $30.4 million in Fiscal 2015. The Company also incurred $6.1 million in capital expenditures to construct a transportation tunnel and road at the Ying Mining District in Fiscal 2016.

GC mine

In Fiscal 2016, approximately 20,556 m of underground drilling and 13,570 m of tunnelling were completed and expensed as mining preparation costs. In addition, approximately 1,409 m of horizontal tunnel, raises and declines were completed and capitalized. Total capitalized exploration and development expenditures for the GC Mine were $0.9 million compared to $3.3 million in Fiscal 2015.

BYP Mine

Certain capital upgrades are necessary at the BYP mine in order to sustain production, however, in consideration of the required expenditures and the current market environment, the Company has decided to defer such capital investments until a later time and in August 2014, the Company suspended mining activities and put the BYP mine into care and maintenance. The BYP mine is not a core asset and the Company is considering various strategic alternatives for this project.

XHP Project

Since fiscal 2014, activities at the XHP project, a development stage project, have been suspended as part of the Company’s cost saving measures, and the Company is considering various strategic alternatives for this project.

3.4 Other Matters

Normal Course Issuer Bid

On December 23, 2015, the Company announced that the TSX had approved a Normal Course Issuer Bid (“2016 NCIB”) which permitted the Company to acquire (from December 29, 2015, to December 28, 2016) up to 16,255,503 of its common shares, representing approximately 10% of the Company’s 168,837,356 common shares then issued and outstanding. As of March 31, 2016 the Company acquired 1,714,500 common shares under the 2016 NCIB, at an average price of CAD$0.72 per share, and all shares acquired were cancelled.

On December 19, 2014, the Company announced that the TSX had approved a Normal Course Issuer Bid (“2015 NCIB”) which permitted the Company to acquire (from December 23, 2014, to December 22, 2015) up to 16.5 million of its common shares, representing approximately 10% of the Company’s 170,883,808 common shares then issued and outstanding. The Company acquired 2,322,952 common shares at an average price of CAD$0.95 per share during the NCIB.

ITEM 4	DESCRIPTION OF THE BUSINESS

4.1 General

Silvercorp’s principal products and source of sales are silver-bearing lead and zinc concentrates and some direct smelting ores. At present, Silvercorp sells all its products to local smelters or companies in the mineral products trading business.

For each of the Company’s two most recently completed financial years, revenues for each category of products that accounted for 10% or more of total consolidated revenues for the applicable financial year are as follows:

	Years ended March 31,
In 000s’US$	2016	2015
Silver (Ag)	60,579	74,384
Lead (Pb)	35,319	37,250

Additional information is provided in the Company’s most recent financial statements and the management’s discussion and analysis for its most recently completed fiscal year.

The mining industry is intensely competitive and the Company competes with many companies possessing similar or greater financial and technical resources. The Company’s competitive position is largely reliant upon its ability to maintain a high margin operation, requiring relatively higher grade resource, and lower production costs in China compared to the costs of other producers outside China. Within China, the Company’s competitive advantage arises from the high grade nature of its concentrates and its proximity to local smelters.

In Fiscal 2016, silver production at the Ying Mining District, met the production guidance as silver head grade increased by 15% to 268 g/t from the guidance of 238 g/t, but there was a 13% and 49% short fall in lead and zinc production respectively, resulting from the 13% short fall in ore production mainly arising from the interruption of a mining contractor termination as discussed earlier. Per tonne cash production cost and cash cost per ounce of silver, net of by-product credits, were better than the guidance. All in sustaining cost per ounce of silver, net of by-product credits was 15% higher than the guidance mainly due to less metals sold and less credits from lead and zinc.

In Fiscal 2015, at the Ying Mining District, the Company exceeded the projected silver production by 13%, producing 4.6 million ounces of silver, compared to the guidance of 4.1 million ounces of silver production. The increase in silver production is attributable to the higher head grade achieved as the improvement initiatives were implemented to achieve better dilution control. Gold and lead production also exceeded the production guidance while there was a 20% short fall in zinc production as the head grade of zinc was lower than expected.

In Fiscal 2016, at the GC Mine, the Company exceeded the projected silver, lead and zinc production by 20%, 44% and 2%, respectively. Per tonne cash production cost was within reasonable range of the guidance. All in sustaining cost per ounce of silver, net of by-product credits was better than the guidance. Cash cost per ounce of silver, net of by-product credits, was higher than the guidance mainly because the actual metal prices were lower than the projected average prices, resulting in less by-product credits.

In Fiscal 2015, at the GC mine, the Company successfully obtained the Safety Production Permit and was able to ramp up commercial production as planned. As a result, the Company met the production guidance in terms of the tonnage of ore mined, silver production, and lead production, but there was a 7% shortfall in zinc production due to lower than expected achieved recoveries.

For the year ended March 31, 2016, the Company had 794 employees at Henan Found, 206 at Guangdong Found, 12 at Hunan Yunxiang, 15 at Songxian, 27 at the Beijing representative office, and 10 in the Vancouver Corporate office.

Fiscal 2017 Outlook

Production

For the year ended March 31, 2017 (“Fiscal 2017”), the Company expects to produce approximately 860,000 tonnes of ore, which is anticipated to yield approximately 5.1 million ounces of silver, 57.0 million pounds of lead, and 19.3 million pounds of zinc.

At the Ying Mining District, production is expected to be 610,000 tonnes of ore with grades of 260 g/t silver, 4.1% lead and 0.8% zinc, with expected metal production of 4.6 million ounces of silver, 50.7 million pounds of lead and 5.3 million of zinc. The cash production cost is expected to be $74.3 per tonne of ore, compared to $69.24 per tonne in Fiscal 2016. All-in sustaining cost per ounce of silver is estimated to be $8.13 per ounce of silver, which includes $17.4 million attributed to sustaining capital expenditures, or $3.76 per ounce of silver.

In Fiscal 2017, the GC Mine plans to mine and process 250,000 tonnes of ore averaging 109 g/t silver, 1.3% lead and 3.0% zinc with expected metal production of 0.5 million ounces of silver, 6.3 million pounds of lead and 14.0 million pounds of zinc. The cash production cost is expected to be $47.00 per tonne of ore. All-in sustaining cost at GC Mine is expected to be $8.86 per ounce of silver, which includes $0.5 million in sustaining capital expenditures, or $1.04 per ounce of silver.

Capital Expenditures Budget

Capital expenditures in Fiscal 2017 at the Ying Mining District are budgeted at $30.2 million, which includes sustaining capital expenditures of $17.4 million and other capital expenditures of $12.8 million. Sustaining capital expenditures include $2.1 million for tunnel development, $0.7 million of equipment replacement and additions, and $14.6 million in exploration expenditures. Other expected capital expenditures include transportation tunnel and haul road construction of $7.2 million and mining right fees of $5.0 million.

Capital expenditures at GC Mine are budgeted at $1.0 million, which includes sustaining capital expenditures of $0.5 million for tunnel development and other capital expenditures of $0.5 million to complete the shaft development.

Growth by Exploration and Acquisition

The Company continues to pursue future growth opportunities by carrying out exploration programs within existing exploration and mining permit areas at its projects. In addition, the Company continues to evaluate the acquisition of exploration, development, production assets, or the acquisition of or merger with other entities. The Company often engages in discussions with respect to such possible opportunities. At any time, discussions and activities can be in progress on a number of initiatives, each at different stages of development. Although the Company may from time to time be a party to a number of letters of intent in respect to certain opportunities and other acquisitions, the Company currently does not have any binding agreements or binding commitments to enter into any such transactions. There is no assurance that any potential transaction will be successfully completed.

4.2 Chinese Mining Law

Currently, all of the Company’s properties are located in China. Under the laws of China, mineral resources are owned by the State, and until 1997, it has been state-owned enterprises which have been the principal force in the development of mineral resources.

A new Mineral Resources Law became effective on January 1, 1997, and three regulations were promulgated on February 12, 1998. The new law provided for equal legal status for domestic enterprises and enterprises with foreign investment, security and transferability of mineral titles as well as the exclusivity of mining rights. The right to explore and exploit minerals is granted by way of exploration and mining rights. The holder of an exploration right has the privileged priority to obtain the mining right to the mineral resources in the exploration area provided the holder meets the conditions and requirements specified in the law. The Company’s interests in mineral properties are held though joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations.

Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines.

4.3 Risk Factors

An investment in the common shares of the Company involves a significant degree of risk and ought to be considered a highly speculative investment. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in the forward-looking statements and information relating to the Company.

Fluctuating commodity prices

The Company’s sales price for lead and zinc pounds is fixed against the Shanghai Metals Exchange as quoted at www.shmet.com, while gold ounces are fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities has fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of the project. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects, and mining operations, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

Recent market events and condition

Over the past several years market events and conditions, including disruptions in the Canadian, United States and international credit markets and other financial systems, along with the uncertainty of the Canadian, United States and global economic conditions, and the current decline in precious metal prices, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to fund its working capital and other capital requirements.

Over the past several years, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many resource companies, particularly those considered exploration-stage or development-stage companies, or single asset, have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Most significantly, the share prices of natural resource companies have in the past experienced an extraordinary decline in value and in the number of buyers willing to purchase such securities. In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price.

Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Estimation of mineral resources, mineral reserves, and mineralization and metal recovery

There is a degree of uncertainty attributable to the estimation of mineral resources, reserves and mineralization and corresponding grades being mined or dedicated to future production. Until resources, reserves or mineralization are actually mined and processed, quantity of mineralization and grades must be considered as estimates only. Any material change in quantity of resources, mineralization, or grade may affect the economic viability of the Company’s projects. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Interpretations and assumptions of mineral resource and mineral reserve estimates

Unless otherwise indicated, mineral resource and mineral reserve estimates presented in this AIF and in the Company’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists/mining engineers. These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. The mineral resource and mineral reserve estimates contained in this AIF have been determined based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. There can be no assurance that these estimates will be accurate; mineral reserve, resource or other mineralization figures will be accurate; or the mineralization could be mined or processed profitably. The interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits contains inherent uncertainty. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on its results of operations or financial condition.

Exploration and development programs

The long-term operation of the Company’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Mineral exploration and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines. There can be no assurance that the Company’s mineral exploration and development programs will result in any discoveries of bodies of commercial mineralization. There can also be no assurance that even if commercial quantities of mineralization are discovered that a mineral property will be brought into commercial production. Development of the Company’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond the control of the Company. As a result, there can be no assurance that the Company’s exploration and development programs will yield reserves to replace or expand current resources. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Economic factors affecting the Company

The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability. Specifically: the volatility of silver, lead and zinc prices would impact the Company’s revenues, profits, losses and cash flow; volatile energy prices, commodity and consumables prices and currency exchange rates would impact the Company’s production costs; and the devaluation and volatility of global stock markets would impact the valuation of the Company’s equity and other securities. These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Timing, estimated amount, capital and operating expenditures and economic returns of future production

There are no assurances if and when a particular mineral property of the Company can enter into production. The amount of future production is based on the estimates prepared by or for the Company. The capital and operating costs to take the Company’s projects into production may be significantly higher than anticipated. Capital and operating costs of production and economic returns are based on estimates prepared by or for the Company may differ significantly from their actual values. There can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, the construction and development of mines and infrastructure is complex. Resources invested in construction and development may yield outcomes that may differ significantly from those anticipated by the Company.

Integration of future acquisitions into existing operations

The Company may make selected future acquisitions. If the Company does make acquisitions, any positive effect on the Company’s results will depend on a variety of factors, including, but not limited to: integrating the operations of an acquired business or property in a timely and efficient manner; maintaining the Company’s financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place pressure on the Company’s cash flow if such acquisitions involve cash consideration or existing shareholders may experience dilution if such acquisitions involve share consideration.

The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations.

Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities, which could have a material adverse effect on the Company. There can be no assurance that any future acquisitions will be successfully integrated into the Company’s existing operations.

Permits and licenses

All mineral resources and mineral reserves of the Company’s subsidiaries are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed. Please see “Table 1, Exploration and Mining Permits, Ying Project” on page 26 for information on the current status of mining permits.

Nearly all mining projects require government approval. There can be no certainty that approvals necessary to develop and operate mines on the Company’s properties will be granted or renewed in a timely and/or economical manner, or at all.

Title to properties

With respect to the Company’s Chinese properties only, while the Company has investigated title to all of its mineral claims and to the best of its knowledge, title to all of its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. The Company cannot give any assurance that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties in China have not been surveyed, and the precise location and extent thereof may be in doubt.

Property interests

The agreements pursuant to which the Company holds its rights in certain of the properties provide that the Company must make a series of cash payments over certain time periods or make certain minimum exploration expenditures. If the Company fails to make such payments or expenditures in a timely manner, the Company may lose interest in those projects.

Joint venture partners

The Company’s interests in various projects may, in certain circumstances, pursuant to option agreements currently in place, become subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following events could have a material adverse impact on the Company’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company’s business prospects, results of operations and financial conditions: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Acquisition of commercially mineable mineral rights

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of mineral reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

The Company’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: establish mineral reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities.

In addition, if the Company discovers a mineral deposit, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change.

The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to: identifying acquisitions that fit the Company’s business strategy; negotiating acceptable terms with the seller of the business or property to be acquired; and obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional mineral rights.

Financing

The Company has limited financial resources. If the Company’s exploration programs are successful in establishing ore of commercial tonnage and grade, additional funds will be required for the development of the ore body and to place it in commercial production. Therefore, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to obtain suitable financing.

The Company intends to fund its plan of operations from working capital, proceeds of production, external financing, strategic alliances, sale of property interests and other financing alternatives. The sources of external financing that the Company may use for these purposes include project or bank financing, or public or private offerings of equity or debt. One source of future funds presently available to the Company is through the sale of equity capital. There is no assurance this source of financing will continue to be available, as required or at all. If it is available, future equity financings may result in substantial dilution to shareholders. Another alternative for the financing of further exploration would be the offering by the Company of an interest in the properties to be earned by another party or parties carrying out further exploration or development thereof. There can be no assurance the Company will be able to conclude any such agreements, on favourable terms or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and results of operations and financial condition.

Competition

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered, a ready market will exist for the sale of such ore, or concentrate, by the Company. Marketability of natural resources which may be discovered by the Company will be affected by numerous factors beyond the control of the Company, such as market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations including regulations relating to prices, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of such factors cannot be predicted but they may result in the Company not receiving an adequate return on its capital.

The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower and drill rigs. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Operations and political conditions

All the properties in which the Company has an interest are located in China, which has different regulatory and legal standards than those in North America. Even if the Company’s mineral properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition and harassment from local miners, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits.

All the Company’s operations are located in China. These operations are subject to the risks normally associated with conducting business in China. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurance coverage.

The Company’s interests in its mineral properties are held through joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future.

Regulatory environment in China

The Company conducts operations in China. The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

Environmental risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations.

There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits will not materially adversely affect the Company’s business, results of operations or financial condition. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. The Company’s compliance with environmental laws and regulations entail uncertain costs.

Dependence on management and key personnel

The executive director and the China operational management team all have extensive experience in the mineral resources industry in China. Most of the non-executive directors also have extensive experience in mining and/or exploration (or as advisors to companies in the field). The Company’s success depends to a significant extent upon its ability to retain, attract and train key management personnel, both in Canada and in China.

The Company depends on the services of a number of key personnel, including its directors and executive officers, the loss of any one of whom could have an adverse effect on the Company’s operations.

The Company’s ability to manage growth effectively will require it to continue to implement and improve management systems and to recruit and train new employees. The Company cannot be assured that it will be successful in attracting and retaining skilled and experienced personnel.

Foreign exchange rate fluctuations

In the past, the Company has raised its equity and maintained its accounts in Canadian dollars but now reports in US dollars. Going forward, operations carried out in non-US currency, including the Canadian dollar or the Chinese Renminbi, could subject the Company to foreign currency fluctuations that may materially and adversely affect the Company’s financial position.

Insurance

The Company’s mining activities are subject to the risks normally inherent in the industry, including, but not limited, to environmental hazards, flooding, fire, periodic or seasonal hazardous climate and weather conditions, unexpected rock formation, industrial accidents and metallurgical and other processing problems. These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties; personal injury; environmental damage; delays in mining; increased production costs; monetary losses; and possible legal liability. The Company may become subject to liability which it cannot insure or against which it may elect not to insure due to high premium costs or other reasons. Where considered practical to do so the Company maintains insurance against risks in the operation of its business in amounts which the Company believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company cannot provide any assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risk.

Risks and hazards of mining operations

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation:

1.	environmental hazards;

2.	discharge of pollutants or hazardous chemicals;

3.	industrial accidents;

4.	failure of processing and mining equipment;

5.	labour disputes;

6.	supply problems and delays;

7.	encountering unusual or unexpected geologic formations or other geological or grade problems;

8.	encountering unanticipated ground or water conditions;

9.	cave-ins, pit wall failures, flooding, rock bursts and fire;

10.	periodic interruptions due to inclement or hazardous weather conditions;

11.	equipment breakdown;

12.	other unanticipated difficulties with or interruptions in development, construction or production; and

13.	other acts of God or unfavourable operating conditions.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

Conflicts of interest

Conflicts of interest may arise as a result of the directors and officers of the Company also holding positions as directors and/or officers of other companies. Some of those persons who are directors and officers of the Company have and will continue to be engaged in the identification and evaluation of assets and businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers may be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies under the Business Corporations Act (British Columbia).

Internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and has used the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of internal controls in Fiscal 2016. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2016, and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

The Company's consolidated audited financial statements for Fiscal 2016 included an unqualified report of its independent registered public accounting firm that the Company had maintained effective internal control over financial reporting as at March 31, 2016. Nonetheless the Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of Sarbanes-Oxley Act (“SOX”). The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure control and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its financial reporting internal controls. Similarly, when a Company is downsizing there may be challenges in maintaining internal controls with reduced personnel and budgets. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX on an ongoing basis.

Outcome of current or future litigation or regulatory actions

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the discovery of evidence process, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

No assurance can be given with respect to the ultimate outcome of current or future litigation or regulatory proceedings, and the amount of any damages awarded or penalties assessed in such a proceeding could be substantial. In addition to monetary damages and penalties, the allegations made in connection with the proceedings may have a material adverse effect on the reputation of the Company and may impact its ability to conduct operations in the normal course.

Litigation and regulatory proceedings also require significant resources to be expended by the directors, officers and employees of the Company and as a result, the diversion of such resources could materially affect the ability of the Company to conduct its operations in the normal course of business. Significant fees and expenses may be incurred by the Company in connection with the investigation and defense of litigation and regulatory proceedings. The Company may also be obligated to indemnify certain directors, officers, employees and experts for additional legal and other expenses pursuant to such proceedings, which additional costs may be substantial and could have a negative effect on the Company’s future operating results. The Company may be able to recover certain costs and expenses incurred in connection with such matters from its insurer. However, there can be no assurance regarding when or if the insurer will reimburse the Company for such costs and expenses.

Bringing actions and enforcing judgments under U.S. securities laws

Investors in the U.S. or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Company, its directors, its executive officers and some of the experts named in this AIF based on civil liabilities provisions of the federal securities laws, other laws in the state(s) in the U.S. or the equivalent laws of other jurisdictions of residence.

ITEM 5	MINERAL PROPERTIES

The Company has interests in mineral properties located in China. As at March 31, 2016, these properties were carried on the Company’s balance sheet as assets with a book value of approximately $216.1 million. The book value consists of acquisition costs plus cumulative expenditures on properties, net of amortization and impairment charges for which the Company has future exploration plans.

For the purposes of NI 43-101, the following properties have been determined to be material to the Company as of March 31, 2016:

1.	the Ying Mining District, Henan Province, China; and

2.	the GC mine, Guangdong Province, China.

5.1 Ying Mining District, Henan Province, China.

Current Technical Report

Except as otherwise stated, the information in this AIF is based on the latest technical report titled “Ying NI 43-101 Technical Report, Silvercorp Metals Inc., Henan Province, China” (the “Ying Report”) dated effective December 31, 2013, and prepared by P. R. Stephenson, P.Geo, A. P. Fowler, MAusIMM CP (Geo), H. A. Smith, P.Eng, and A. Riles, MAIG of AMC Mining Consultants (Canada) Ltd. (“AMC”) on July 29, 2014.

The previous Technical Report, prepared by AMC, was dated April 30, 2013 and was a revised version of a Technical Report filed on June 15, 2012 with an effective date of May 1, 2012. Portions of the following information are based on the assumptions, qualifications and procedures in the Ying Report, which are not fully described herein. References should be made to the full text of the Ying Report which is available for review on SEDAR at www.sedar.com.

Ying Mining District Description and Location

The Ying Mining District is situated in western Henan Province near the town of Luoning in central China. Silvercorp uses the term “Ying Mining District” to describe a 100 sq. km size rectangular area bounded by latitude 34°07’N to 34°12’N and longitude 111°14’E to 111°23’E. Within this district block, Silvercorp has three principal centers of operation consisting of five mining projects (SGX, (/HZG), HPG, TLP, LME and LMW, collectively the “Ying Project”). Silvercorp, through wholly owned subsidiaries, has effective interests of 77.5% in the SGX Mine and TLP mines, and 80% in the HPG, LME and LMW Mines. It has all the exploration and mining permits necessary to cover its mining and exploration activities. There are no known or recognized environmental problems that might preclude or inhibit a mining operation in this area.

Table 1 Exploration and Mining Permits, Ying Project(4)

Permit type	Permit No.	Expiration Date	km2
Mining	C4100002009093210038549 Yuelianggou (SGX)	September 2024	19.83
	C4100002016043210141863 Haopinggou Silver-Lead Mine	April 2018 (3)	6.2257
	C4100002009103220041332 Tieluping Silver-lead Mine	October 2019	3.28
	C4100002009014120010157 Longmen Silver Mine	January 2016	2.95
	C4100002015064210138848 Dong Cao Gou Gold-Silver Mine	June 2025 (1)	19.772
Exploration	T41120080102001028 Luoning County Sidaogou – Lushi County Lijiagou Ag project	January 29, 2013 (2)	19.42
		Mining Permit total	52.0577
		Exploration Permit total	19.42
		Total	71.4777

Notes:

(1)

The new mining permit Dong Cao Gou Gold-Silver Mine was granted to the company in 2015 by the Department of Land and Resources of Henan Province. This mining permit is integrated from the previous Ximiao-Leileishi Exploration Permit and the previous Dong Cao Gou Exploration Permit. Silvercorp currently has no mining activities in this mining permit.

(2)

According to the integration policy of mining and exploration permits as described in section 4.4 of the Ying Report, the Department of Land and Resources of Henan Province (the “DLRH”) approved the integration of the Sidaogou-Lijiagou Exploration Permit, the Longmen (LM) Mining Permit and the Tieluping (TLP) Mining Permit into a 22.9161km2 TLP-LM Mining Area on March 1, 2013, and the validity of the official approval has been extended from March of 2014 until March of 2016. Silvercorp submitted all the required application documents to the Department of Land and Resources of Henan Province in February 2014, and the DLRH formally accepted the application for mining permit on March 23, 2016. The final approval for the mining permit is in process. The integrating process of the current exploration and mining permits has no material impact on Silvercorp’s current exploration and production activities.

(3)

The new mining permit Haopinggou Silver-Lead Mine was granted to the company in April 2016 by the Department of Land and Resources of Henan Province. This mining permit is integrated from the previous mining permit of Haopinggou Lead Mine, the previous mining permit of Haopinggou Ximiao Silver Mine, and the previous exploration permit of Haopinggou Silver Mine.

(4)	Information for the current mining and exploration permits has been updated subsequent to the date of the Ying Report.

Silver-lead-zinc mineralization in the Ying Mining District has been known and intermittently mined for the last several hundred years. Silvercorp acquired an interest in the SGX Mine in 2004, the HPG Mine in 2006, and the TLP / LM Mines in late 2007. Annual production has ramped up substantially in recent years, reaching 735,000t of ore in 2012.

Currently, except as noted in the table above, Silvercorp has all the required permits for its operations on the Ying Projects. The existing mining permits cover all the active mining areas and, in conjunction with safety and environmental certificates, give Silvercorp the right to carry out full mining and mineral processing operations. Five safety certificates and five environmental certificates have been issued by the relevant government departments, for each of which there is a related mine development/utilization and soil/water conservation program, and rehabilitation plan. The Ying Projects are covered by exploration and mining permits totaling approximately 71.477 sq. km, as listed in Table 1.

Silvercorp has established an environmental protection department consisting of five full time staff, which is responsible for environment/rehabilitation management work in the mining area. Monitoring plans include air and dust emissions and noise and wastewater monitoring, and are undertaken by qualified persons and licensed institutes. Results from 2007 to 2015 indicate that surface water, sanitary/process plant waste water and mining water are in compliance with the required standards.

Silvercorp’s production activities are in compliance with Chinese and international labour regulations. In accordance with Chinese national regulatory requirements Silvercorp will complete a site decommissioning plan at least one year before mine closure. The total undiscounted site rehabilitation and closure costs estimated as at March 31, 2016 was US$21 million.

China has an established Mining Code which defines the mining rights guaranteed by the government of China. China has a 17% Value Added Tax (“VAT”) on sales of concentrates and on articles such as materials and supplies. The 17% VAT paid on materials purchased for mining is returned to the company as an incentive to mine in China. According to China’s mining law, an approximately 2% resources tax is payable by companies as a royalty to the government. Income tax rate is 25%. In addition the Company pays a VAT surtax which amounts to approximately 1.6% of sales.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The district lies within rugged, deeply dissected mountainous terrain of the Xionger Mountain Range. Elevations range from 300m to 1,200m above sea level. Hill slopes are steep, commonly exceeding 25°, and have good bedrock exposure.

The area is sparsely vegetated, consisting mostly of bushes, shrubs, ferns and small trees. At higher elevations the vegetation is denser and the trees are larger. The local economy is based on agriculture (wheat, corn, tobacco, medicinal herbs) and mining. Agriculture is confined to the bottoms of the larger stream valleys and to the many terraced hillsides.

The Ying Mining District is about 240km west-southwest of Zhengzhou (population 7.0 million), the capital city of Henan Province, and 145km west of Luoyang (population 1.4 million), which is the nearest major city. Zhengzhou, the largest industrial city in the region, offers full service facilities and daily air flights to Beijing, the capital of China, as well as Shanghai and Hong Kong. The nearest small city to the project area is Luoning (population >80,000), about 56km by paved roads from Silvercorp’s Ying mill site which is located centrally to the projects. The mill site is about 15km by paved road from the Guxian Reservoir. The SGX

Mine exploration-development camp is accessed via a 10 minute ferry ride across the Reservoir. The HPG, TLP and LM Mines have good road access.

The area has a continental sub-tropical climate with four distinct seasons. Temperature changes are dependent on elevation, with an annual range of -10°C to 38°C and annual average of 15°C. The annual precipitation averages 900mm, occurring mostly in the July to September rainy season and supplemented by snow and frost occurring from November to March. The projects operate year round.

Silvercorp has sufficient surface rights to operate the projects. There are major power grids adjacent to the Ying Mining District, including a power line extending to the SGX Mine area. Adjacent to the Ying Mining District is a hydropower generating station at the dam that forms the Guxian Reservoir. This reservoir is on the Luo River, a tributary of the Yellow River. Sufficient manpower is available to serve most exploration or mining operations. The steep valleys form natural reservoirs for mine tailings and waste dumps.

History

Silver-lead-zinc mineralization in the Ying Mining District has been known and intermittently mined for the last several hundred years. The first systematic geological prospecting and exploration was initiated in 1956 by the Chinese government. Detailed summaries of the district’s historical activities from 1956 to 2004, when Silvercorp first acquired interests in the area, are described in previous NI 43-101 technical reports prepared for Silvercorp (Broili, 2004; Broili, 2005; Broili et al., 2006, 2008; Broili and Klohn, 2007; Xu et al., 2006; Broili, Klohn and Ni, 2010; Klohn, Ni and Broili, 2011, Stephenson et al., 2012, and Stephenson et al., 2014) available on SEDAR at www.sedar.com.

Silvercorp acquired an interest in the SGX Mine in 2004. Subsequently, Silvercorp acquired the HPG and LM Mines, all of which were previously held and operated by private Chinese companies.

Geological Setting

The Ying Mining District is situated in the 300km-long west-northwest trending Qinling orogenic belt, a major structural belt formed by the collision of two large continental tectonic plates in Paleozoic time.

The northern continental plate, the North China Plate, covers all of Henan Province, while the southern plate, the Yangtze Plate, covers the south half of Hubei Province (Henan’s southern neighbor). Rocks along the orogenic belt are severely folded and faulted, offering optimal structural conditions for the emplacement of a myriad of mineral deposits. Several operating silver-lead-zinc mines, including those in the Ying Mining District, occur along this belt.

The Qinling orogenic belt is comprised largely of Proterozoic- to Paleozoic-age rock sequences consisting of mafic to felsic volcanic rocks with variable amounts of interbedded clastic and carbonate sedimentary rocks. The rocks are weakly metamorphosed to lower greenschist facies, with local areas of strongly metamorphosed lower amphibolite facies. The basement of the belt is comprised of highly metamorphosed Archean-age rocks of the North China plate, dominantly felsic to mafic gneisses with minor amphibolites, intrusive gabbros and diabases. The metamorphosed Qinling belt sequence and the underlying Archean basement rocks are intruded by mafic to felsic dikes and stocks of Proterozoic and Mesozoic ages. They are overlain by non-metamorphosed sedimentary rock sequences of Mesozoic- to Cenozoic-age, primarily marls and carbonaceous argillites, which are in turn overlain locally by sandstone-conglomerate sequences.

The dominant structures in the Qinling orogenic belt are west-northwest trending folds and faults generated during the collision of the two major tectonic plates in Paleozoic time. The faults consist of numerous thrusts having a component of oblique movement with sets of conjugate shear structures trending either northwest or northeast. These conjugate shear zones, which display features of brittle fracturing such as fault gouge, brecciation and well-defined slickensides, are associated with all the important mineralization recognized along the 300 km-long orogenic belt.

Exploration

Each year Silvercorp conducted significant amounts of exploration with the objective to upgrade confidence in the Indicated and Inferred Resources, to test the down-dip extension of the major mineralized vein structures, and to explore new target areas in the Ying Mining District. In the year ended on March 31, 2016 exploration programs comprised 64,630m diamond core drilling in 251 holes and 50,904m tunneling, including 28,559m of drifting tunnels driven along mineralized structures. A total of 4,443 core samples and 17,346 channel/chip samples were collected from different mine areas.

Mineralization

The Ying Mining District contains multiple mesothermal silver-lead-zinc-rich quartz-carbonate veins in steeply-dipping fault-fissure zones which cut Precambrian gneiss and greenstone. To date, significant mineralization has been defined or developed in at least 167 discrete vein structures, and many other smaller veins have been found but not as yet well explored.

Structurally, the vein systems throughout the district are all somewhat similar in that they occur as sets of veins of generally similar orientation enclosed by fault-fissure zones which trend most commonly northeast-southwest, less commonly north-south, and rarely northwest-southeast. The structures extend for hundreds to a few thousand metres along strike. They are often filled by altered andesite or diabase dikes together with quartz-carbonate veins or as discrete zones of altered bedrock (mainly gneiss) associated with local selvages of quartz-carbonate veinlets. From one-third to one-half of the structures exposed at the surface are conspicuously mineralized as well as altered.

The vein systems consist of narrow, tabular or splayed veins, often occurring as sets of parallel and offset veins. The veins thin and thicken abruptly along the structures in classic “pinch-and-swell” fashion with widths varying from a few centimetres up to a few metres. “Swells” formed in structural dilatant zones along the veins are often sites of rich pockets of mineralization known as “ore shoots.” At the SGX Mine, these shoots range from 30m to more than 60m in vertical and horizontal dimensions over true vein widths of 0.4m to 3.0m. The vertical dimension of the SGX Mine shoots is commonly twice or more than the horizontal dimension. Longitudinal sections constructed along the veins indicate that many of the shoots have a steep, non-vertical rake.

The vein systems of the various mine areas in the district are also generally similar in mineralogy, with slight differences between some of the separate mine areas and between the different vein systems within each area. These differences have been attributed to district-scale mineral zonation at different levels of exposure. This subtle zonation is thought to be perhaps analogous to the broad-scale zonation patterns observed in the Coeur d’Alene District (U.S.A.) and characteristic of many other significant mesothermal silver-lead-zinc camps in the world (Broili et al., 2008, Broili et al., 2010).

Drilling

Prior to Silvercorp obtaining the rights to the SGX Mine in 2004, there was little drilling work completed on the Ying Mining District. Drilling programs conducted by previous operators include a 10,736 m surface drilling program in the TLP-LM area by the No. 6 Nonferrous Geological Exploration Team from 1991 to 1994 and a test drilling program of two holes in the SGX Mine area by the Henan Nonferrous Geological Exploration Bureau in 2003. Since acquiring the projects, Silvercorp has initiated systematic drilling programs to test the strike and down-dip extensions of the major mineralized vein structures.

Since 2004, Silvercorp has organized extensive underground and surface diamond drilling programs each year in the Ying Mining District with a total accumulated metreage of 836,602m completed as of March 31, 2016. Underground drilling was carried out in mining areas to test the down-dip extension of major mineralized vein structures and infill the Inferred Resource blocks defined in previous drilling programs. Surface drilling was implemented in exploration permit areas to test the deep exploration potential of some mineralized structures recognized at surface. Most of the underground holes were designed as inclined holes to test multiple vein structures. The general purpose of the drill program was to expand and upgrade the available resource in the major mining areas. The result of the underground drill program was the down-dip extension of some major mineralized veins and the discovery of a number of new high-grade veins in the current mine areas.

Sampling and Analysis

The numerous fault-fissure structures that cut the gneissic bedrock of the Ying Mining District are not continuously mineralized. Veins occur intermittently along these structures, appearing and disappearing along strike and dip. Silvercorp’s exploration consists of horizontal tunnelling along the veins, in addition to driving raises or declines to access the veins at other levels. Core drilling is designed to intersect the veins in other locations both laterally and vertically. Continuous chip samples are collected from underground tunnels and other workings, and core samples are collected from altered and mineralized drill cores.

Core Samples

NQ-sized drill cores (48mm in diameter) are recovered from the mineralized zones. Drill core recoveries are influenced by lithology and average 98-99%. Drill core is moved to the surface core shack located at the mine camp on daily basis and is logged, photographed and sampled in detail. Samples are prepared by cutting the core in half with a diamond saw. One half of the core is marked with sample number and sample boundary and then returned to the core box for archival storage. The other half is placed in a labeled cotton cloth bag with sample number marked on the bag. The bagged sample is then shipped to the laboratory for preparation and assaying.

Chip Samples

Chip samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut with continuous chisel chipping. Sample length ranges from 0.3m to more than 1m, depending on the width of the mineralized vein and the mineralization type.

Sample Preparation & Analysis and Security

Core samples are shipped or couriered in securely sealed bags to one of two reputable commercial labs, the Analytical Lab of Henan Provincial Geological Exploration Bureau in Zhengzhou (Zhengzhou Geo-Lab)

and the Chengde Huakan 514 Geology and Mineral Testing and Research Institute (Chengde Lab). Both labs are officially accredited and certified as first class laboratory by the Chinese government.

The procedures for sample preparation and quality management in these laboratories are established in accordance with the official Chinese technical standard DZ/T 0130-2006 (The Specification of Testing Quality Management for Geological Laboratories), which is a combination of the basic principles and methodologies of ISO 9000:2000 and ISO/IEC 17025:1999. Their sample preparation procedures consist of drying, crushing, splitting and weighing of a 200-gram sample, followed by pulverizing to 200-mesh size. The 200-mesh sample split is split again with a 100-gram split used for final assay. Two-acid digestion and AAS finish are utilized on a 0.5 g sample for lead and zinc assay. Titration is utilized as a modified process for higher grade materials. Silver is also analyzed using a two-acid digestion on a 0.5 g sample and AAS finish.

Channel samples are prepared and assayed with AAS at Silvercorp’s mine laboratory (Ying Laboratory) located at the mill complex in Luoning County. Samples are dried at 100° to 105° C in an oven and are then crushed and pulverized through three procedures, preliminary crushing, intermediate crushing and final pulverizing. Sample splitting is conducted at each procedure. A 200 g sample of minus 160 mesh (0.1 mm) is prepared for assay. A duplicate sample of minus 1 mm is made and kept at the laboratory archives. A 0.5 g pulp sample is treated with two-acid digestion and assayed for silver, lead, zinc and copper with AAS at the laboratory.

Silvercorp has implemented an industry-standard QA/QC program for their exploration programs in the Ying Mining District. Samples were inserted at a rate of one reference material sample, one blank and one duplicate per 40 sample batch to monitor for possible contamination in sample preparation, accuracy and precision of assay results and laboratory bias. Only approved assay results with the QA/QC program are used for Mineral Resource estimation.

Mineral Resource and Mineral Reserve Estimates

The Mineral Resource categories used in the Ying Report are those established by the CIM in the CIM Standards as adopted by the CIM Council dated December 2005.

The Mineral Resource estimates for the Ying property were prepared by independent Qualified Person, Dr Andrew Fowler MAusIMM (CP) using DatamineTM software. As a result of a recommendation in AMC’s 2012 Technical Report, the June 2013 Resources were estimated using a block modelling approach, with 3D ordinary kriging and Datamine’s dynamic anisotropy application. Because of the numerous veins (167) for which Resource estimates were prepared, this proved to be an extremely time-consuming process.

The Mineral Resources include material (approximately 25% of the Indicated Resource) below the lower limit of Silvercorp’s current mining permits. However, because of the nature of Chinese regulations governing applications for new or extended mining permits, and because Mineral Resources have been shown to extend below the current lower limit, AMC is satisfied that there is no material risk of Silvercorp not being granted approval to extend the lower depth limit of its permits to develop these Resources as and when required.

The Mineral Resources are reported above cut-offs after applying a minimum practical extraction width of 0.3 m. Diluted grades were estimated for blocks with mineralization widths less than 0.3 m by adding a waste envelope with zero grade. Cut-off grades are based on in situ values in silver equivalent (“AgEq”) terms in grams per tonne and incorporate mining, processing and general & administration (“G&A”) costs provided by Silvercorp for each mine and reviewed by AMC.

In calculating AgEq grades, Silvercorp used long-term prices for Ag, Pb and Zn suggested by AMC and the actual mill recoveries for Ag, Au, Pb and Zn of the Company’s plants in 2014. Note that copper is not a contributor and gold only contributes when there is a recovery value.

Metal prices used:

Au: US$1,250/troy ounce = US$40.19/g

Ag: US$19.00/troy ounce = US$0.61/g

Pb: US$1.00/pound

Zn: US$0.82/pound

Standard unit conversions used in the resource estimations and reporting are as follows:

1 troy ounce = 31.1035 grams

1 tonne = 2204.62 pounds

The total estimated Mineral Resources for the SGX, HZG, HPG, TLP, and LM mines, respectively, reported by category, are summarized in the following Table 2.

Table 2 Mineral Resources of the Ying Projects as of June 30, 2013

							Metal Contained in Resource
Mine	Resource Category	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au	Ag	Pb (kt)	Zn (kt)
		(Mt)					(koz)	(Moz)
	Measured	2.74		304	5.81	3.01		26.77	159.0	82.4
SGX	Indicated	2.33		244	4.42	2.36		18.29	103.1	55.0
	Measured + Indicated	5.07		276	5.17	2.71		45.06	262.1	137.4
	Inferred	2.80		282	4.55	2.01		25.42	127.5	56.2
	Measured	0.29		417	1.56	0.25		3.83	4.5	0.7
HZG	Indicated	0.38		336	1.46	0.17		4.11	5.5	0.6
	Measured + Indicated	0.67		371	1.50	0.20		7.94	10.0	1.4
	Inferred	0.17		374	1.01	0.19		2.02	1.7	0.3
	Measured	0.66	1.12	118	5.45	1.09	23.9	2.50	36.0	7.2
HPG	Indicated	0.50	1.25	93	3.72	1.43	20.0	1.50	18.6	7.2
	Measured + Indicated	1.16	1.18	107	4.71	1.24	43.8	4.00	54.6	14.3
	Inferred	0.43	1.07	77	3.88	1.55	14.6	1.05	16.5	6.6
	Measured	0.28		343	1.63	0.29		3.09	4.6	0.8
LME	Indicated	0.87		322	1.39	0.37		9.02	12.1	3.2
	Measured + Indicated	1.15		327	1.45	0.35		12.11	16.7	4.0
	Inferred	0.60		294	1.46	0.45		5.67	8.8	2.7
	Measured	0.30		321	2.49	0.21		3.05	7.4	0.6
LMW	Indicated	1.79		244	2.59	0.28		14.05	46.3	5.0
	Measured + Indicated	2.08		255	2.58	0.27		17.10	53.7	5.7

							Metal Contained in Resource
Mine	Resource Category	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au	Ag	Pb (kt)	Zn (kt)
		(Mt)					(koz)	(Moz)
	Inferred	1.44		313	2.15	0.31		14.46	30.9	4.5
	Measured	1.30		157	3.23	0.22		6.58	42.0	2.8
TLP	Indicated	2.57		175	2.84	0.27		14.52	73.1	7.0
	Measured + Indicated	3.88		169	2.97	0.25		21.10	115.1	9.8
	Inferred	2.09		176	2.87	0.22		11.88	60.1	4.6
	Measured	5.56	0.13	253	4.53	1.67	23.9	45.81	253.4	94.6
Total	Indicated	8.45	0.07	226	3.05	0.92	20.0	61.49	258.8	78.1
	Measured + Indicated	14.01	0.10	237	3.64	1.22	43.8	107.30	512.2	172.6
	Inferred	7.53	0.06	251	3.26	0.99	14.6	60.50	245.5	74.9

Notes:

1.	Measured and Indicated Resources are inclusive of Resources from which Mineral Reserves are estimated.
2.	Metal prices: gold US$1,250/troy oz, silver US$19/troy oz, lead US$1.00/lb, zinc US$0.82/lb
3.	Exchange rate: 6.20RMB : US$1.00
4.	Veins factored to minimum extraction width of 0.3 m
5.	Cut-off grades: SGX 140 g/t AgEq; HZG 155 g/t AgEq; HPG 160 g/t AgEq; LM 135 g/t AgEq; TLP 120 g/t AgEq
6.	Exclusive of mine production to 30 June 2013.
7.	Rounding of some figures may lead to minor discrepancies in totals.

Comparison of Mineral Resources, end of 2011 to mid-2013

A comparison of Mineral Resource estimates as of the end of 2011 (previous Technical Report, referred to as 2012 estimates) and end of June 2013 (Ying Report) indicates the following:

  Total Ying Measured plus Indicated tonnes have increased by 52%, while total Ying Inferred tonnes have increased by 59%.

  Total Ying Measured plus Indicated grades have decreased by between 27% and 33%, while total Ying Inferred grades have decreased by between 15% and 36% (both comparisons excluding gold, as it is a very minor contributor).

  Total Ying Measured plus Indicated contained silver metal has increased by 12%, and contained lead metal has increased by 8%.

  Total Ying Inferred contained silver metal has increased by 35%, and contained lead metal has increased by 29%.

The decrease in grades is believed to be mainly due to two factors: (1) the addition of more lower grade, wall rock mineralization in the 2013 wireframes than was included in the 2012 polygonal Resource estimate (this is also part of the explanation for the significantly increased tonnages); (2) the use of ordinary kriging in 2013 as opposed to the polygonal method in 2012 (polygonal estimation can result in grade over-estimation). In addition, the 2013 Resource estimate includes lower grade drillhole intercepts than the 2012 Resource estimate.

Other reasons for the differences in grade, tonnes and contained metal include Resource addition and conversion to higher categories arising from drilling and level development, increased extrapolation distance away from the nearest drillhole in the 2013 Inferred Resource estimate compared with the 2012 estimate, and depletion due to mining.

Mineral Reserve Estimate

The Mineral Reserve estimation is based on the assumption that current stoping practices will continue to be predominant at the SGX Mine, namely cut and fill resuing and shrinkage stoping, using jacklegs and hand-mucking within stopes, and loading to mine cars by rocker-shovel or by hand. The largely sub-vertical veins, generally competent ground, reasonably regular vein width, and hand-mining techniques using short rounds, allows a significant degree of selectivity and control in the stoping process. Minimum extraction widths of 0.3m for resuing and 0.8m for shrinkage are assumed, with both methods having a minimum mining width of 0.8m; again as per current practice at the SGX Mine. AMC has observed the mining methods at the SGX Mine and considers the minimum extraction and mining width assumptions to be reasonable. General dilution assumptions are 0.10m of overbreak on each wall of a resuing cut and 0.15m on each wall of a shrinkage stope.

For the total tonnage estimated as Ying Mineral Reserves, 37% is associated with resuing and 63% with shrinkage. Mr. H.A. Smith of AMC is the Qualified Person responsible for the Mineral Reserve estimates.

Cut-off Grades

Mineral Reserves have been estimated using breakeven cut-off values for shrinkage and resuing at each site as appropriate. The cut-off grade basis is summarized below and in Table 3.

Cut-off grade AgEq (g/t) = (mining cost + sustaining capital + milling cost + hauling cost + G&A cost + selling cost + mineral resources tax) / (processing recovery x mining recovery x Ag price).

Table 3 Mineral Reserve Cut-off Grades and Key Estimation Parameters

Item	SGX		HZG		HPG		LM		TLP
Foreign Exchange Rate (RMB:US$)	6.29	6.29	6.29	6.29	6.29	6.29	6.29	6.29	6.29	6.29
	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage
Operating Costs
Sustaining Capital ($/t)	7.65	7.65	8.40	N/A	8.54	8.54	13.65	13.65	4.69	4.69
Mining Cost ($/t)	60.77	28.67	59.47	N/A	80.90	33.09	47.51	21.75	53.30	26.82
Hauling cost ($/t)	4.06	4.06	4.23	N/A	4.13	4.13	3.04	3.04	3.20	3.20
Milling cost ($/t)	11.31	11.31	10.67	N/A	11.30	11.30	11.64	11.64	12.95	12.95
G&A and Product Selling Cost ($/t)	9.28	9.28	9.28	N/A	9.28	9.28	9.28	9.28	9.28	9.28
Mineral Resources Tax ($/t)	1.92	1.92	1.92	N/A	1.92	1.92	1.92	1.92	1.92	1.92
Total Operating Costs (US$/t)*	94.99	62.89	93.97	N/A	116.07	68.26	87.04	61.28	85.34	58.86
Mining Recovery (%)	95	92	95	N/A	95	92	95	92	95	92
Mill Recoveries
Ag (%)	93.1		95.3		87.5		93.4		90.0
Pb (%)	96.4		92.4		91.2		94.6		89.1
Zn (%)	67.2				65.6
Breakeven COG (AgEq g/t) = opex $/t / (mining recovery% x processing recovery% x Ag $ value per g*)	176	120	170	N/A	229	139	161	117	163	116

Notes:

*Metal price assumptions: Ag $19/oz; Pb $1/lb; Zn $0.82/lb.

*Opex costs and exchange rate from Fiscal 2013 averages

Lower cut-off grade values have been used for vein development operations where the value of the material being mined has only to bear the cost of hauling, milling, G&A, selling and tax. These values are shown in Table 4.

Table 4 Vein Development Cut-off Grades

Vein Development Cut-off Estimates	SGX	HZG	HPG	LM	TLP
AgEq Cut-off g/t	50.00	50.00	50.00	50.00	50.00

Notes:
Costs and metal prices as per Table 3 above

Dilution

Minimum stoping extraction widths are 0.3m and 0.8m respectively for resuing and shrinkage; minimum mining widths are 0.8m for both methods. Unplanned dilution has been applied to the actual extraction width for resuing (resource grades already factored to 0.3m minimum mining width) and to the greater of 0.8m or actual mining width for shrinkage.

AMC has calculated unplanned dilution based on 0.10m of waste break on each wall of a resued vein, and 0.15m of waste break outside the design mining width of a shrinkage stope. A key strategy used at Ying for minimizing floor dilution is the placement of rubber mats and/or conveyor belting over the waste fill floor in resuing stopes immediately before each resuing blast. This effectively serves as a barrier between ore and waste.

The dilution calculation process used for the M i n e r a l R eserves assumes that the resulting figures represent the overall tonnes and grade delivery to surface. There is a small degree of waste hand sorting, and therefore upgrading, that occurs underground, depending on the mine and mining method. AMC considers that the resulting impact of this hand-sorting on the delivered product is not significant enough to be material.

Table 5 summarizes dilution factors used in the M i n e r a l R eserve calculations for each of the Ying mines. The lower percentages for shrinkage stoping are a reflection of mining wider veins.

Table 5 Average Dilution by Mine and Method

Mine	Dilution %
	Resuing	Shrinkage
SGX	41	25
HZG	39	26
HPG	39	26
LME	44	24
LMW	37	21
TLP	39	23
Total Ying	40	24

Mining Recovery Factors

Mining recovery estimates used in the Mineral Reserve calculations are based on experience at each of the Ying operations and for each mining method. For resuing stopes, 95% total recovery is assumed; for shrinkage stopes, 92% total recovery is assumed. Minimal pillars are anticipated to remain between adjacent mining blocks in the same vein and partial recovery in sill pillars is allowed for in the respective recovery factors.

Mineral Reserve Estimate

To convert Mineral Resources to Mineral Reserves, Silvercorp uses the following procedures:

  Selection of Measured Resource and Indicated Resource areas (potential stope blocks) for which the average AgEq grade is greater than the mine cut-off AgEq grade

  Application of minimum extraction and mining width criteria and calculation of dilution at zero grade

  Estimation of Mineral Reserve potential by applying relevant mining loss factors

  Reconfirmation that diluted AgEq grade is greater than mine cut-off

  Confirmation as Mineral Reserve by considering any other significant cost factors such as additional waste development required to gain access to the block in question

Table 6 summarizes the Mineral Reserve estimates for each Ying mine and for the Ying operation as a whole as of June 30, 2013. Approximately 41% of the Mineral Reserve tonnage is categorized as Proven and approximately 59% is categorized as Probable.

Table 6 Ying Mines Mineral Reserve Estimates

							Metal Contained in Reserves
Mines	Categories	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au	Ag	Pb (kt)	Zn (kt)
							(koz)	(Moz)
SGX	Proven	2.66		230	4.41	2.33		19.64	117.3	61.9
	Probable	2.20		206	3.75	1.90		14.56	82.5	41.9
Total Proven & Probable		4.86		219	4.11	2.14		34.20	199.8	103.8
HZG	Proven	0.30		344	1.16	0.19		3.32	3.5	0.6
	Probable	0.39		279	1.12	0.13		3.49	4.4	0.5
Total Proven & Probable		0.69		307	1.14	0.16		6.82	7.8	1.1
HPG	Proven	0.56	0.94	100	4.54	0.81	16.9	1.80	25.4	4.5
	Probable	0.36	1.05	84	3.33	1.14	12.2	0.97	12.1	4.1
Total Proven & Probable		0.92	0.98	94	4.06	0.94	29.2	2.77	37.4	8.7
TLP	Proven	1.18		135	2.67	0.18		5.13	31.4	2.1
	Probable	2.10		160	2.45	0.22		10.80	51.3	4.7

							Metal Contained in Reserves
Mines	Categories	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au	Ag	Pb (kt)	Zn (kt)
							(koz)	(Moz)
Total Proven & Probable		3.28		151	2.52	0.21		15.94	82.8	6.8
LM-E	Proven	0.25		289	1.24	0.24		2.32	3.1	0.6
	Probable	0.79		271	1.10	0.29		6.86	8.7	2.3
Total Proven & Probable		1.04		275	1.14	0.28		9.17	11.8	2.9
LM-W	Proven	0.29		276	2.04	0.17		2.60	6.0	0.5
	Probable	1.56		219	2.22	0.22		11.03	34.8	3.5
Total Proven & Probable		1.86		228	2.19	0.21		13.62	40.7	4.0
Ying Mine	Proven	5.24	0.10	207	3.56	1.34	16.9	34.81	186.7	70.2
	Probable	7.40	0.05	200	2.62	0.77	12.2	47.71	193.7	57.0
Total Proven & Probable		12.64	0.07	203	3.01	1.01	29.2	82.52	380.4	127.2

Notes to Mineral Reserve Statement:

1.	Stope Cut-off grades (Ag/Eq g/t): SGX – 176 Resuing, 120 Shrinkage; HZG – 170 Resuing; HPG – 229 Resuing, 139 Shrinkage; LM -161 Resuing, 117 Shrinkage; TLP: 163 Resuing, 116 Shrinkage.
2.	Vein development cut-off grades of 50 g/t AgEq for all mines.
3.	Unplanned dilution (zero grade) assumed as 0.1m on each wall of a resuing stope and 0.15m on each wall of a shrinkage stope.
4.	Mining recovery factors assumed as 95% for resuing and 92% for shrinkage.
5.	Metal prices assumed are Ag - US$19 troy ounce, Au - US$1250 per troy ounce, Pb - US$1 per pound, Zn - $US0.82 per pound.
6.	Processing recovery factors: SGX – 93.1% Ag, 96.4% Pb, 67.2% Zn; HZG – 96.3% Ag, 92.4% Pb; HPG – 87.5% Ag, 91.2% Pb, 65.6% Zn; LM – 93.4% Ag, 94.6% Pb; TLP – 90.0% Ag, 89.1% Pb.
7.	Exclusive of mine production to 30 June 2013.
8.	Exchange rate assumed is 6.29 RMB : US$1.00.
9.	Rounding of some figures may lead to minor discrepancies in totals.

The Mineral Reserves as set out in Table 6 are based on the published Mineral Reserves at the Ying Mining District as of June 30, 2013. Table 7 below summarizes the total tonnage mined and total metals produced from the Ying Projects as a whole between June 30, 2013 and March 31, 2016:

Table 7 Tonnage mined and metal produced

	Production, nine months ended March 31, 2014	Production fiscal year ended March 31, 2015	Production fiscal year ended March 31, 2016	Total Production since latest mineral reserve repot
Ore Mined (Mmt)	0.39	0.66	0.59	1.64
Silver Produced (Moz)	2.48	4.62	4.40	11.50
Gold Produced (oz)	2,225	3,171	2,342	7,738
Lead Produced (t)	10,659	21,171	19,717	51,547
Zinc Produced (t)	2,112	2,976	2,363	7,451

Note: Table 7 and the immediately preceding text that references it are subsequent to and do not form part of the Ying Report.

Mineral Reserves Sensitivity to Cut-off Grade

AMC has tested the sensitivity of the Ying Mineral Reserves to variation in cut-off grade by applying a 20% increase in COG to Mineral Resources at each of the Ying mines. The approximate percentage differences in contained AgEq ounces for each of the Ying mines and for the property as a whole are shown in Table 8.

Table 8 Estimated reduction in Contained AgEq Oz in Mineral Reserves for COG increase of 20%

	SGX	HZG	HPG	TLP	LME	LMW
Mine AgEq oz reduction	2.1%	4.2%	9.5%	9.6%	3.3%	5.5%
Ying Total AgEq oz reduction	4.7%

The lowest sensitivity is seen at SGX, with an estimated 2.1% reduction in contained AgEq ounces when the COG is increased by 20%. The highest reductions of 9.5% and 9.6% are noted at HPG and TLP respectively. For Ying as a whole, a 4.7% reduction demonstrates low overall COG sensitivity.

Conversion of Mineral Resources to Reserves

The process for conversion of Mineral Resources to Mineral Reserves involves:

  Only Measured Resources and Indicated Resources used for Mineral Reserves estimation

  The following factors considered for each potential mining block:

  Grade, location and accessibility in terms of economic mining viability

  Mining method (resuing or shrinkage stoping)

  Minimum mining width (0.3m resuing, 0.8m shrinkage)

  Mining dilution (generally 0.10m and 0.15m respectively at zero grade on each side wall for resuing and shrinkage)

  Mining recovery (95% resuing and 92% shrinkage)

  Mining cut-off grade

Table 9 compares the respective sums of Measured Resources plus Indicated Resources and Proven Reserves plus Probable Reserves for each of the Ying mines and for the Ying Project as a whole.

Table 9 Resources and Reserves Comparison

Mine		Tonnes	Au	Ag	Pb	Zn	Au	Ag	Pb	Zn
		Mt	g/t	g/t	%	%	koz	Moz	kt	kt
SGX	Resource	5.07		276	5.17	2.71		45.06	262.1	137.4
	Reserve	4.86		219	4.11	2.14		34.20	199.8	103.8
Conversion percentage		96		79	79	79		76	76	76
HZG	Resource	0.67		371	1.50	0.20		7.94	10.0	1.4
	Reserve	0.69		307	1.14	0.16		6.82	7.8	1.1
Conversion percentage		103		83	76	80		86	78	79
HPG	Resource	1.16	1.18	107	4.71	1.24	43.8	4.00	54.6	14.3
	Reserve	0.92	0.98	94	4.06	0.94	29.2	2.77	37.4	8.7

Mine		Tonnes	Au	Ag	Pb	Zn	Au	Ag	Pb	Zn
		Mt	g/t	g/t	%	%	koz	Moz	kt	kt
Conversion percentage		79	83	88	86	76	67	69	68	61
TLP	Resource	3.88		169	2.97	0.25		21.10	115.1	9.8
	Reserve	3.28		151	2.52	0.21		15.94	82.8	6.8
Conversion percentage		85		89	85	84		76	72	69
LM-E	Resource	1.15		327	1.45	0.35		12.11	16.7	4.0
	Reserve	1.04		275	1.14	0.28		9.17	11.8	2.9
Conversion percentage		90		84	79	80		76	71	73
LM-W	Resource	2.08		255	2.58	0.27		17.10	53.7	5.7
	Reserve	1.86		228	2.19	0.21		13.62	40.7	4.0
Conversion percentage		89		89	85	78		80	76	70
Total	Resource	14.01	0.10	237	3.64	1.22	43.8	107.30	512.2	172.6
	Reserve	12.64	0.07	203	3.01	1.01	29.2	82.52	380.4	127.2
Conversion percentage		90		86	83	83	50	76	73	74

For the Ying Project as a whole, total Mineral Reserve tonnes are noted to be 90% of Mineral Resource tonnes. Silver, lead and zinc grades show a conversion percentage between 83% and 86%. Metal content conversion for silver, lead and zinc is between 73% and 76%.

Reconciliation

Table 10 summarizes the Silvercorp reconciliation between Mineral Reserve mined estimates and mill feed, including high grade, hand-sorted ore, for the Ying mines from 1 January 2012 to 30 June 2013.

Table 10 Mineral Reserve to Production Reconciliation: January 2012 – June 2013

	Mine	Ore	Grade			Metal
		(kt)	Ag (g/t)	Pb (%)	Zn (%)	Ag (koz)	Pb (kt)	Zn (kt)
Reserve (Proven + Probable)	SGX	372.8	377	6.35	3.20	4,519	23.7	11.9
	HZG	70.9	344	0.73	-	784	0.5	-
	HPG	73.8	88	4.47	1.17	209	3.3	0.9
	LM	113.4	364	2.96	-	1,327	3.4	-
	TLP	158.7	195	4.19	-	995	6.6	-
	Total	789.5	309	4.75	1.62	7,833	37.5	12.8
Reconciled Mine Production*	SGX	514.8	279	4.83	1.97	4,618	24.9	10.1
	HZG	115.6	221	0.59	-	821	0.7	-
	HPG	96.4	114	4.36	1.13	353	4.2	1.1
	LM	154.8	263	1.72	-	1,309	2.7	-
	TLP	223.9	118	2.25	-	849	5.0	-
	Total	1,105.6	224	3.39	1.01	7,951	37.5	11.2

	Mine	Ore	Grade			Metal
		(kt)	Ag (g/t)	Pb (%)	Zn (%)	Ag (koz)	Pb (kt)	Zn (kt)
Difference: Mill Feed* and Reserve (%)	SGX	+38%	-26%	-24%	-38%	+2%	+5%	-15%
	HZG	+63%	-36%	-19%	-	+5%	+32%	-
	HPG	+31%	+30%	-2%	-4%	+69%	+28%	+26%
	LM	+37%	-28%	-42%	-	-1%	-20%	-
	TLP	+41%	-40%	-46%	-	-15%	-24%	-
	Total	+40%	-28%	-29%	-37%	+2%	0%	-12%

Notes
*Includes high-grade, hand-sorted ore.

AMC makes the following observations relative to the data in Table 10:

  The overall 40% more tonnes and approximately 30% less metal grade for production compared to Mineral Reserve estimates is cause for concern. AMC accepts that a major factor is high unplanned dilution. AMC also understands that sub-optimal contractor mining practices have been a large contributor to increased dilution and that Silvercorp has initiated tighter controls in this regard, which AMC endorses.

  Other than unplanned dilution, Silvercorp has also noted that adverse ground conditions and use of shrinkage stoping in veins less than 0.8m in width and/or discontinuous may have also played a role in the difference between production and Mineral Reserve estimates.

  AMC also understands that an intentional move to mine lower grade, but still economic, material outside of the vein proper may have partially contributed to the lower-grade production in 2012 and 2013, especially at SGX.

  AMC notes other factors that may, if present, also have contributed to collective and individual site tonnage and grade differences, including mining of Inferred and/or unclassified material, over- and/or under-estimation of Mineral Resource/Reserve tonnes and grades at individual sites, feed source attribution errors, and mill process control issues.

Comparison of Mineral Reserves, end of 2011 to mid-2013

A comparison of Mineral Reserve estimates as of the end of 2011 (previous Technical Report) and end of June 2013 (Ying Report) indicates the following:

  29% increase in total Ying Proven plus Probable tonnage.

  A small increase in total Ying Proven plus Probable silver content and a small decrease in total lead and zinc content.

  Respective decreases in total Ying Proven plus Probable silver, lead and zinc grades of 19%, 25% and 28%.

Thus, despite the continuing move into lower grade mining and the production achieved in the period between the two estimates, ongoing exploration, delineation, and preparation for mining resulted in increased Mineral Reserves in terms of tonnage and largely unchanged Mineral Reserves in terms of metal content.

Mining Operations

The Ying mine complex is a viable operation with a projected life on mine (“LOM”) through to 2030 based on Proven and Probable Mineral Reserves. The potential exists for an extended LOM via further exploration and development, particularly in areas of Inferred Resources.

By 2017/2018, an increase in annual production of about 40% is planned over that achieved in 2012. Development and infrastructure to allow access to, and mining in, a greater number of working places is either in place, in development or is planned. AMC considers that the projected production increase can be achieved but that there is a degree of risk associated with having sufficient skilled mining labour consistently available. AMC also notes that a continuing high degree of focus will be necessary throughout the Ying operation for planned development targets to be achieved.

Metal grades through to around 2023 are largely in-line with reported production grades in 2012 and 2013 to June 30. The current focus on dilution and grade control will need to be diligently maintained if Mineral Reserve mining grades are to be achieved.

The generally good ground conditions, and the regularity and sub-vertical nature of the Ying district veins, may provide an opportunity to effectively employ more bulk-mining methods such as long-hole benching, and still with reasonable dilution. AMC recommends that Silvercorp consider the application of such methods.

Summary of Capital Costs

The principal capital requirement in the Ying district is for mine development. Capital provision is also made for exploration drilling and for sustaining surface facilities and equipment in general. Specific processing plant capital requirements going forward are projected to be minimal as plant capacity has already been expanded to meet the forecast mine production. Projected mining capital costs are summarized by mine in Table 11 below.

Table 11 Total projected capital cost – Ying property

	Mine	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	Total
RMB (M)	SGX	28.12	26.04	13.39	10.11	12.39	9.3	4.19		1.14	1.4	0.08	2.31	0.21					108.69
	HZG	0.45	8.27	22.8	3.4	0.37	3.57	2.01	0.21										41.08
	HPG	4.31	9.03	1.39	3.62	2.62	3.61	3.12	3.15	1.6	2.72	3.04	2.75	0.27					41.22
	TLP	11.12	12.45	12.86	14.23	25.64	23.29	11.95	9.01	7.93	5.83	4.37	6.04	4.37	4.45	2.01	2.04	1.14	158.73
	LM East	13.68	13.68	10.84	8.35	4.77	7.42	4.58	6.22	5.54	6.46	7.76	2.92	0.36					92.57
	LM West	17.78	12.02	8.37	12.05	11.71	12.64	13.81	15.13	11.41	5.69								120.61
	Total Mining	75.47	81.5	69.66	51.76	57.5	59.82	39.66	33.72	27.62	22.09	15.24	14.01	5.21	4.45	2.01	2.04	1.14	561.78
US$ (M)	SGX	4.47	4.14	2.13	1.61	1.97	1.48	0.67		0.18	0.22	0.01	0.37	0.03					17.28
	HZG	0.07	1.31	3.63	0.54	0.06	0.57	0.32	0.03										6.53
	HPG	0.69	1.44	0.22	0.58	0.42	0.57	0.5	0.5	0.25	0.43	0.48	0.44	0.04					6.55

TLP	1.77	1.98	2.04	2.26	4.08	3.7	1.9	1.43	1.26	0.93	0.69	0.96	0.69	0.71	0.32	0.32	0.18	25.24
LM East	2.17	2.18	1.72	1.33	0.76	1.18	0.73	0.99	0.88	1.03	1.23	0.46	0.06					14.72
LM West	2.83	1.91	1.33	1.92	1.86	2.01	2.2	2.41	1.81	0.9								19.18
Total Mining	12.00	12.96	11.07	8.23	9.14	9.51	6.3	5.36	4.39	3.51	2.42	2.23	0.83	0.71	0.32	0.32	0.18	89.31
Drilling Program	1.9	1.9	1.8	1.8	1.8	1.7	1.7	1.6	1.6	1.5	1.2	1.2	1.1	0.9	0.8	0.72		21.7
Surface Facilities	3.7	3.7	3.6	3.2	2.8	2.8	2.7	2.7	3.1	2.4	2.6	2.1	2.1	3.2	1.6	1.4	2.8	46.5
Total	17.6	18.56	16.47	13.23	13.74	14.01	10.7	9.66	9.09	7.41	6.22	5.53	4.03	4.81	2.72	2.44	2.98	157.51

Summary of Operating Costs

Operating costs are summarized by mine in Table 12 below. An exchange rate of 1US$ = 6.29RMB has been used.

Table 12 Operating Cost Summary (2013$)

Cost Item (US$/t ore)	SGX	HZG	HPG	LM	TLP
Mining Cost	49.42	59.48	54.37	41.49	38.5
Hauling cost	4.06	4.23	4.13	3.05	3.19
Milling cost	11.32	10.67	11.3	11.64	12.95
G&A and Other Cost	9.29	9.29	9.29	9.29	9.29
Mineral resources tax	1.92	1.92	1.92	1.92	1.92
Totals	76.01	85.59	81.01	67.39	63.93

The principal components of the milling costs are utilities (power and water), consumables (grinding steel and reagents) and labour, each approximately one third of the total cost.

“G&A and Other” cost includes an allowance for tailings dam and other environmental costs. The major capital expenditure on the two tailings storage facilities has already been expended and the ongoing costs associated with progressively raising the dam with tailings are regarded as an operating cost.

AMC considers the operating costs to be appropriate to the methods and technology used and to the scale of the operations.

Market Studies and Contracts

AMC understands that lead and zinc concentrates are marketed to existing smelter customers in Henan and Shaanxi provinces and appropriate terms have been negotiated. With respect to copper, test work has so far been unsuccessful in producing a saleable copper concentrate, but copper levels in the ore are low and this is not a material commercial issue, nor does it materially impact on lead concentrate quality. Monthly sales contracts are in place for the lead concentrates with leading smelters mostly located in Henan province, among them are Henan Yuguang Gold and Lead Smelting Co., Ltd, Jiyuan Wanyang Smelting (Group) Co., Ltd, Jiyuan Jinli Smelting (Group) Co., and Luoning Yongning Gold and Lead Smelting Co., Ltd. For the zinc concentrate, sales contracts are in place with Henan Yuguang Zinc Industry Co., Ltd and Shaanxi Shangluo Zinc Smelting Co. Ltd. The contracts are renewed on a monthly basis. All contracts have freight and related expenses to be paid by the smelter customers themselves. The key elements of the contracts are summarized in Table 13 below:

Table 13 Key Elements of Smelter Contracts

	Pb Concentrate & Direct Smelting Ore						Zn Concentrate
	% Pb	Deduction RMB/t Pb	Ag (g/t)	% payable	Au (g/t)	% payable	% Zn	Deduction RMB/t Zn
Minimum Quality	35		500		1		40
Payment Scales	>=60	1700	>=5000	91	>=20	87	>=45	Price =<RMB 15000/t:4800
	55-60	1800	4500-5000	90.5	15-20	86		Price > RMB 15000/t:4800+(price- 15000)*80%
	50-55	1900	4000-4500	90	10-15	85	40-45	Price =<RMB 15000/t:4800+45 per % lower than 45%
	45-50	2000	3500-4000	89.5	7-10	84		Price > RMB 15000/t:4800+(price- 15000)*80%+45 per % lower than 45%
	40-45	2100	3000-3500	89	5-7	83
	35-40	2600	2500-3000	88.5	3-5	82
			2000-2500	88	2-3	81
			1500-2000	87.5	1-2	80
			1000-1500	87
			500-1000	86.5

With respect to lead and zinc terms, the above deductibles calculate out to 85-90% payable for the lead concentrate and approximately 70% for zinc, at long-term prices.

Commodity Prices

For the purposes of cut-off grade and silver equivalent calculations AMC has used the following long-term prices: Au $1,250/oz, Ag $19/oz, Pb $1.00/lb, Zn $0.82/lb.

Annual Production Schedule

AMC believes it is reasonable to include a summary-level analysis to illustrate the potential economic impact relative to the latest Mineral Reserve estimations and to the associated production schedules. Table 14 below shows a detailed mill feed schedule by tonnes and metal grades over the projected LOM.

Table 14 Ying property LOM production schedule

Mine Ore Production	Yr / Unit	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	Total
SGX	ore tpa	222,601	278,487	336,368	362,046	362,400	340,337	327,894	317,339	328,857	321,923	307,665	328,728	301,878	269,742	315,466	135,384		4,857,114
HZG	ore tpa	63,219	84,125	80,195	83,748	85,951	87,846	82,248	63,759	58,984									690,075
HPG	ore tpa	64,721	67,017	70,763	70,409	70,904	71,615	72,522	74,106	74,012	71,253	71,759	70,863	71,733					921,678
TLP	ore tpa	183,729	187,291	199,425	199,975	199,934	208,703	206,226	207,444	206,389	199,997	199,913	199,995	199,783	199,912	199,979	199,696	80,512	3,278,904
LM East	ore tpa	71,563	78,556	83,219	83,675	84,782	88,644	90,567	91,320	90,067	87,487	86,263	86,028	13,912					1,036,082
LM West	ore tpa	83,136	166,225	192,593	197,538	197,827	200,449	201,323	211,175	210,292	196,531								1,857,089
Total Ying Mine	ore tpa	688,969	861,701	962,563	997,391	1,001,798	997,594	980,780	965,143	968,601	877,191	665,600	685,614	587,306	469,654	515,445	335,080	80,512	12,640,942
Grade (Average)
Silver Grade	g/t	228	235	222	226	219	215	215	197	204	200	177	184	162	162	158	166	72	203
Lead Grade	%	3.16	2.95	2.99	3.26	3.16	2.87	2.94	2.66	2.56	2.82	3.01	3.25	3.32	3.48	3.23	3.00	2.73	3.01
Zinc Grade	%	0.83	0.90	0.98	1.04	1.13	1.04	0.94	1.02	1.00	1.08	1.16	1.01	1.24	0.90	1.10	0.63	0.04	1.01
Gold Grade	g/t	0.06	0.05	0.06	0.04	0.12	0.09	0.09	0.09	0.06	0.08	0.14	0.09	0.10					0.07
Recoveries (Overall)
Silver Recovery	%	92.70%	92.70%	92.70%	92.70%	92.70%	92.70%	92.70%	92.70%	92.70%	92.70%	92.70%	92.70%	92.70%	92.70%	92.70%	92.70%	92.70%	92.70%
Lead Recovery	%	95.10%	95.10%	95.10%	95.10%	95.10%	95.10%	95.10%	95.10%	95.10%	95.10%	95.10%	95.10%	95.10%	95.10%	95.10%	95.10%	95.10%	95.10%
Zinc Recovery	%	67.00%	67.00%	67.00%	67.00%	67.00%	67.00%	67.00%	67.00%	67.00%	67.00%	67.00%	67.00%	67.00%	67.00%	67.00%	67.00%	67.00%	67.00%
Silver produced	k oz	4,679	6,026	6,365	6,726	6,528	6,391	6,297	5,656	5,875	5,219	3,514	3,767	2,841	2,261	2,423	1,658	174	76,399
Lead produced	tonnes	20,733	24,172	27,382	30,949	30,104	27,263	27,442	24,423	23,581	23,559	19,058	21,159	18,538	15,554	15,825	9,565	2,090	361,394
Zinc produced	tonnes	3,841	5,197	6,338	6,944	7,607	6,959	6,206	6,581	6,511	6,335	5,159	4,660	4,891	2,842	3,787	1,416	22	85,296

Exploration and Development

AMC recommends that Silvercorp continue exploration tunnelling and diamond drilling at the Ying Property. The exploration tunnelling is used to upgrade the drill-defined Resources to Measured category and the diamond drilling is used to expand and upgrade the previous drill-defined Resources, explore for new mineralized zones within the unexplored portions of vein structures, and test for the down-dip and along-strike extensions of the vein structures. The proposed exploration work is as follows:

SGX and HZG:

Exploration Tunnelling:

12,300 m exploration tunnelling on vein structures S2, S4, S6, S7, S7-1, S7-2, S7E2, S8, S8E, S8Branch, S14, S14-1, and S14-2 between levels 260 m and 625 m at SGX, and HZ20 and H22 between levels 450 m and 810 m at HZG.

Diamond Drilling:

35,000 m underground and surface diamond drilling on major vein structures S2, S6, S7-1, S8, S14, S16W and S18 at SGX, and HZ20, HZ20W, HZ20E, HZ22, HZ5, HZ23 at HZG.

HPG:

Exploration Tunnelling:

3,560 m exploration tunnelling on major vein structures H4, H5, H13, H14, H15, H16, H16E and H17 between levels 200 m and 800 m.

Underground Drilling:

8,185 m underground diamond drilling on vein structures H5W, H16 and H17 as well as their subzones.

LM:

Exploration Tunnelling:

8,800 m on vein structures LM2, LM3, LM5 and LM6 between levels 500 m and 750 m at LME, and LM7, LM8, LM10, LM11, LM12, LM13, LM14, LM16, LM19, and LM20 between levels 650 m and 900 m at LMW.

Diamond Drilling:

13,000 m underground drilling on LM5 and LM6 at LME and LM8, LM17, LMW4 and LMW18 at LMW.

TLP:

Exploration Tunnelling:

5,400 m exploration tunnelling on vein structures T1W1, T1, T11, T14-1, T16, T16E, T16W, T17, T23, T33, T33E and T33W between levels 690 m and 990 m.

Diamond Drilling:

8,000 m underground drilling on vein structures T3, T33, T33W3 and T11.

The estimated cost for the above exploration work is:

Tunnelling: RMB 36,812,600 (US$6M);
Drilling: RMB 17,306,504 (US$2.8M).

Cautionary Note to U.S. Investors Concerning Estimates of Measured Resources and Indicated Resources:

This section uses the terms “measured resources” and “indicated resources”. We advise U.S. investors that these terms are not recognized by the U.S. Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This section uses the terms “inferred resources”. We advise U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured resources or indicated mineral resources. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

5.2 GC mine

Current Technical Report

Except as otherwise stated, the information in this section is based on the technical report titled “NI 43-101 Technical Report on the GC Ag-Zn-Pb Project (“GC mine”) in Guangdong Province, People’s Republic of China” (the “GC Report”) effective January 23, 2012 prepared by AMC Mining Consultants (Canada) Ltd. by Brian O’Connor P.Geo , Peter Mokos MAusIMM (CP), Alan Riles MAIG, Owen Watson MAusIMM (CP), Mo Molavi P.Eng, Patrick Stephenson P.Geo.

The following is the summary from the GC Report and is based on the assumptions, qualifications and procedures which are not fully described herein. References are made to the full text of the GC Report which is available for review on SEDAR at www.sedar.com.

Project Description and Location

The GC mine is located in Yunfu City, Yun’an County, Guangdong Province, People’s Republic of China (the “GC mine”). The boundaries of the exploration permit have not been surveyed and no boundary markers have been staked in the ground.

A Mining License was issued by the Ministry of Land and Resources of China on November 24, 2010. The license is valid for 30 years to November 24, 2040, covers the entire 5.5238 km2 area of the GC mine and permits mining from 315m to minus 530m elevations.

The Licensee is subject to the charge of a Mining-right using fee ($158 /km2), a Mineral-resource compensation fee (2% of sales) and applicable mineral resource taxes ($2/t milled).

The Guangdong Metallurgical & Architectural Design Institute, a qualified Chinese engineering firm finalized the design of a 1,600 t/d mechanized underground mine, a flotation mill, and a dry stack tailing facility. The estimated capital cost was about $30 million. With the support of the local County government, Silvercorp has completed the acquisition of surface rights required for the construction of mine and mill and is preparing the site and hiring contractors for the construction. Initial production of 700 tonnes per day mining capacity is expected to be achieved in 12 months with full capacity of 1,600 t/d to be achieved in 18 months.

The Company is not aware of any additional royalties, back-in rights, payments, agreements, environmental liabilities or encumbrances particular to the property other than those stated above. Yangtze Mining Ltd. (“Yangtze Mining”) which is wholly owned by Yangtze Gold Ltd. (“Yangtze Gold”), acquired the GC mine in 2005 through a 95% interest in a Sino-Foreign joint venture company, Anhui Yangtze Mining Co. Ltd. (“Anhui Yangtze”).

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The GC mine is located around Gaocheng Village of Gaochun Township, Yun’an County, Guangdong Province, China. Altitudes in the region range from 78.0m to 378.0m above sea level (“ASL”), usually 150-250m ASL, with relative differences of 50-150m. Vegetation is in the form of secondary forests of pine and hardwoods, bushes and grasses. Top soil covers most of the ground. Outcrops of bedrocks can only be observed in valleys.

The GC mine is located west of the metropolitan city of Guangzhou, the capital of Guangdong Province. Guangzhou is located about 120km northwest of Hong Kong and has a population of almost 12 million registered residents and temporary migrant inhabitants in December of 2007, according to an economic report released by the Guangzhou Academy of Social Science. It is serviced by rail and daily flights from many of China’s larger population centres. Access to the GC mine from Guangzhou is via 178 km of four lane express highway to Yunfu, then 48km of paved road to the project site. A railway connection from Guangzhou to Yunfu is also available.

The region belongs to sub-tropical monsoon climate with average annual temperature of 20-22oC. Rainfall is mainly concentrated in spring and summer from March to August. Winters feature short periods of frosting. The GC mine would be able to operate year round.

Streams are well developed in the area, the Hashui Creek flows in the GC mine area. There is a reservoir upstream of the GC mine area. Small hydro power stations are developed in the region and are connected to the provincial electrical grid. There is a 10KV power line across through the project area and a 110KV substation facility was completed in Q3 of Fiscal 2013.

The economy of Yun’an County mainly relies upon agriculture and some small township industrial enterprises. Labour is locally available, and technical personnel are available in Yunfu and nearby cities. The Gaocheng village is located within the GC mine area.

History

Various state-sponsored Chinese Geological Brigades and companies have conducted geological and exploration work in the project area. Systematic regional geological surveys covering the area started in 1959. The following is a brief history of the exploration work in the area:

During 1959 to 1960, No. 763 Geological Brigade of Guangdong Bureau of Geology conducted a 1:200,000 regional geological survey and mapping, and regional prospecting of mineral resources in the area. A geological map and geological reports were published.

In 1964-1967, Comprehensive Study Brigade of Guangdong Bureau of Geology conducted general prospecting and 1:50,000 geological mapping in the area including the project area, and submitted a geological report.

In 1983, Geophysical Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:200,000 airborne magnetic survey covering the project area.

In 1988, the Regional Geological Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:200,000 stream sediment survey, which covers the project area.

In 1991, Geophysical Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:200,000 gravity survey covering the project area.

In 1995, Ministry of Geology and Mineral Resources completed the compilation and interpretation of 1:1,000,000 geochemical, geophysical and remote sensing surveys covering the area.

During 1995 and 1996, Geophysical Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:50,000 soil survey, and defined some large and intensive Pb, Zn, Ag, Sn, W and Bi geochemical anomalies, which covers the project area.

During 1990 and 2000, Guangdong Provincial Institute of Geological Survey (“GIGS”) conducted a 1:50,000 stream sediment survey which covers the project area, and defined several intensive anomalies of Pb-Zn-Ag-Sn-Mn, leading to the discovery of GC deposit.

During 2001 and 2002, and again in 2004 and 2005, GIGS conducted general prospecting at the GC mine area, and defined some mineralized bodies and estimated mineral resources for the GC deposit.

During 2006 and 2007, contracted by Yangtze Mining, GIGS conducted a detailed prospecting at the GC mine area, completed a 36-hole, 11,470m surface diamond drilling program and 1,964m3 of trenching and surface stripping, to update and upgrade the mineral resources of the GC deposit.

History of Mining

Prior to Yangtze Mining acquiring the GC mine, illegal mining activity resulted in the excavation of several tunnels and small scale mining of veins V2, V2-2, V3, V4, V5, V6 and V10. GIGS reported that a total of 1,398m of excavation comprised of 10 adits and tunnels had been completed on the property through the illegal activity.

In 2002, GIGS developed 66m of tunnel to crosscut veins V5 and V5-1. GIGS sampled and mapped adits ML1 to ML5, ML6, ML7, ML9, and PD12.

Yangtze Mining, after its purchase of the property in 2005, mapped and sampled the accessible tunnels ML5 and ML8. Tunnel ML5 has exposure to vein V10 and tunnel ML8 has exposure to vein V2-2. Assay results of tunnel samples were used in resource estimation.

History of Mineral Resources

GIGS prepared a resource estimate for nine mineralized veins for the GC mine after the 2004-2005 exploration season. The GIGS has its own classification system of mineral resources / reserves which is different from the CIM Standards. AMC did not see these resources as material to the GC Report.

Prior to the current report, resource estimates for the GC mine were reported in a Technical Report by SRK Consulting (“SRK”) dated April, 2008 (entitled “Technical Report on Gaocheng Ag-Zn-Pb Project and Shimentou Au-Ag-Zn-Pb Project, Guangdong Province, People’s Republic of China”) and in AMC’s June 2009 Technical Report.

Geological Setting

The GC mine is located in the northeastern margin of the Luoding basin, which is at the middle portion of the Yunkai uplift in the Hua’nan (South China) Fold System. The deposit is located at the intersection between Wuchuan-Sihui Deep Fault zone and Daganshan Arc-ring structural zone. Outcrop in the project area includes the Sinian Daganshan Formation which is composed of quartz sandstone, meta-carbonaceous siltstone, carbonaceous phyllite, calcareous quartzite, argillaceous limestone; the Triassic Xiaoyunwushan Formation which is made up of quartz sandstone and shale; and the Cretaceous Luoding Formation of sandy conglomerate and conglomerate. A series of magmatic events occurred on the GC mine. Intrusives include Palaeozoic gneissic, medium-grained biotite granite, and Mesozoic fine- to medium-grained adamellite, brownish, fine-grained, biotite mylonite, granite porphyry, quartz porphyry, diabase, and aplite. The Mesozoic intrusives intruded along the south and southwest contacts of the Palaeozoic granites. The majority of Ag-Zn-Pb mineralization is hosted by the Mesozoic granite.

The granite dips to south and strikes to west northwest, parallel to the majority of mineralized veins on the GC mine.

Exploration

Exploration work by Silvercorp on the GC mine was carried out in 2008. The program is summarized in Table 15. No material exploration has been carried out on the property since that time.

Table 15 Main Programs Conducted on the GC mine by Silvercorp

Program	Unit	Work Completed
		2008
1:10,000 soil profiling	km	10
Diamond drilling	m	10,083
Trenching (pitting)	m3	740
Soil samples	sample	535
Chemical analysis samples	sample	2,139
Metallurgical testing	test	1

The diamond drilling undertaken in 2008 represented 43% of all the diamond drilling on the property.

Soil Geochemical Program

In 2008, soil geochemical survey (1:10,000 scale) was carried out by Silvercorp through the collection of 535 samples within a 2.22 km2 area in the southern part of the property where no drilling had been previously performed. Three new Ag-Zn-Pb geochemical anomalies observed to be over 500m long and up to 250m wide were identified, providing priority drill targets with the potential to host additional veins.

Anomaly AS1 is located at the east of V4 vein along F4 fault. The anomaly is about 500m in length and 50 to 100m in width. The peak values of Ag, Pb and Zn are 2.1 ppm, 0.19% and 0.03% respectively.

Trenching was carried out over the anomaly and mineralization was confirmed by the sample assay result.

AS2 anomaly is located between exploration line 1 and 12. It measures about 500m in length and 20 to 200m in width. The maximum values of Ag, Pb and Zn are 14.5 ppm, 0.11% and 0.02%, respectively.

AS3 anomaly is between exploration lines 28 to 44. Its length is about 500m. The anomaly ranges 20 to 50m in width from exploration lines 36 to 44 and expands to 250 wide at exploration 44.

Topographic and Geological Mapping

GIGS conducted a 1:10,000, 1:5,000 and 1:2,000 geological mapping programs, and a 1:2,000 topographic survey covering the GC mine area. The geological mapping programs established stratigraphic sequences, size, and distributions of intrusive rocks and faults.

The grid system used for the GC mine is Beijing Geodetic Coordinate System l954. Altitude is referred to Yellow Sea 1956 Elevation System. The project survey control points were generated from three nearby national survey control points. The control points were surveyed using four NGS-9600 GPS receivers. Survey machines used for topographical survey and geological points, trenches, adits, and drillhole collars were Topcon GTS-Serial Total Station Instrument – XJ0747 and one NX2350 and Sokkia SET-230PK Total Station Instrument.

Trenching and Pitting

Based on the soil geochemical and surface mapping, Silvercorp conducted trenching and pitting programs on the GC mine. The program exposed the mineralized veins on the surface and at shallow depth. A total of seven pits and one trench were dug by Silvercorp and exposed three veins. Table 16 contains the findings in detail.

Table 16 Trenches and Pits Completed by Silvercorp in 2008

Trench/pit	Section#	Azimuth	Volume (m3)	Vein exposed
BT08-1	40	240°	224	0.80m wide V5-1, containing 25 g/t Ag
BT08-2	44	235°	24	0.95m wide V7-0, containing 21 g/t Ag
BT08-3	52	210°	32.4	No vein intersected
BT08-4	52	310°	24	No vein intersected
BT08-5	52	340°	52.8	0.80m wide V7-0, containing 61 g/t Ag
BT08-6	44	230°	33.6	0.65m wide V5-1, containing 98 g/t Ag
BT08-7	30	340°	118.8	0.75m wide V5-1, containing 18 g/t Ag
TC5201	52	185°	230.4	1.00m wide V4, containing 0.31% Pb and 0.13% Zn

The trenches or pits were dug perpendicular to striking direction of a soil geochemical anomaly or alteration zone. Trenching or pitting is completed by digging into bedrock approximately 0.3m to 0.5m.

Mineralization

The mineralized veins in the GC mine occur in relatively permeable fault-breccia zones and are extensively oxidized from the surface to depths of about 40m. Within this zone, the veins show many open spaces with boxwork lattice textures resulting from the leaching and oxidation of sulphide minerals. Secondary minerals present in varying amounts in this zone include kaolinite, hematite, and limonite.

The dominant sulphide is pyrite, typically comprising a few percent to 13% of the vein. Other constituents are a few percent of sphalerite, galena, pyrrhotite, arsenopyrite, magnetite and less than a percentage of chalcopyrite and cassiterite. Metallic minerals in much smaller amounts include argentite, native silver, bornite, wolframite, scheelite, and antimonite. The minerals occur in narrow massive bands, veinlets or as disseminations in the gangue. Gangue minerals include chlorite, quartz, fluorite, feldspar, mica, hornblende, etc., with a small amount or trace amount of kaolinite, tremolite, actinolite, chalcedony, garnet, zoisite, apatite and tourmaline, etc.

The Ag-Zn-Pb mineralization in the deposit can be divided into two types: primary and oxidized. The primary mineralization is mainly composed of galena-sphalerite-silver ore minerals which occur sparsely, disseminate, and as veinlets and lumps. The type accounts for 95% of the entire mineral resource. The oxidized mineralization occurs on and near the surface topography as a result of oxidization of the primary mineralization.

The alteration minerals associated the GC vein systems include silica, sericite, pyrite and chlorite, together with clay minerals and limonite. Silicification is common near the center of the veins, chlorite and sericite occur near and slightly beyond the vein margins.

Silica, pyrite, fluorite, and chlorite are closely related to the mineralization.

Drilling

A total of 65 diamond drill holes have been completed on the GC mine since 2001 totalling 23,546.34m. During 2008, Silvercorp completed 22 holes, 10,082.6m drilling program, which resulted in the discovery of an additional 15 mineralized veins. The drill hole collar, downhole survey and core recoveries are listed in Appendix VI and VII in AMC’s 2009 Technical Report. A program of surface drilling commenced in the last quarter of 2011 at a budget of $2.5 million. No results of the program were available at the time of the GC Report.

Sampling and Security

The drill core is logged initially at the drill site and the mineralized or favourably altered intervals are moved to the surface core shack where they are logged, photographed and sampled in detail. Samples are taken prepared by cutting the core in half with a diamond saw. One half of the core is returned to the core box for archival storage, the other half is placed in a labelled cotton bag with the sample number written on the bag. The bagged core sample is then shipped to the laboratory for assaying.

Individual samples from the drill core are from veins that range in width from 0.05m to 12.03m. The veins consist of either massive sulphides or sulphide-bearing materials and can be easily identified and separately sampled from non-mineralized wall rock. Mineralized veins intercepted by drill cores were sampled in 1.5m maximum intervals and the distances cut where warranted by apparent wallrock.

Core recoveries are determined by measuring the actual amount of core recovered versus the length of the drilled interval from which the core was obtained. Core recoveries (calculated as percentage) are documented in the log. In general, the recoveries range from acceptable to excellent; although the recoveries vary somewhat from vein to vein.

Samples appear to have no apparent sampling or recovery difficulties that would affect the reliability of results. The samples appear to be representative and results of check samples show no apparent evidence of sample bias. Rocks sampled trenches, tunnels or in drill core are sulphide-rich veins that follow structures (faults). These veins are easily identified because of their bright metallic sulphides and they can be sampled with little difficulty.

The angle of the vein to core is determined by using the vein to core angles and cross-sectional correlations to determine the dip of the veins. The apparent thickness is then corrected to true thickness using simple trigonometry.

Security of Samples

Drill core samples were taken from sawn half core for every 1.5m or limited by apparent wall rock and mineralization contact. Half of the core was sent to the laboratory for analysis and the other half retained for archive. The samples are individually secured in sample bags and then collectively secured in rice bags for shipment to the laboratory. Employees of Yangtze Mining collect and split the core for sampling. No officer or director of either Silvercorp or Yangtze Mining has contact with any of these samples prior to shipment to the laboratory.

The samples are shipped directly in security sealed bags to ALS Chemex in Guangzhou, China (Certification ISO 9001:2000), located approximately 180 km southeast of the GC mine site.

Sample Preparation and Analysis

The sample preparation consists of drying, crushing and splitting of the sample with a riffle splitter to 150g then pulverizing the sample to 200 mesh. Ag, Pb and Zn in drill core samples were analyzed by aqua regia digestion and AAS. The prepared sample is digested in aqua regia (HNO3-HCl). After cooling, the resulting solution is diluted with de-ionized water, mixed and then analysed by inductively coupled plasma-atomic emission spectrometry (ICP-AES). Detection ranges for this method are set out Table 17 below:

Table 17 Detection Limits, Aqua Regia / AAS

Element	Symbol	Units	Lower Limit	Upper Limit
Silver	Ag	g/t	1	1500
Lead	Pb	%	0.01	20
Zinc	Zn	%	0.01	60

Soil samples were analysed by aqua regia digestion and ME-ICP.

Tin was analysed by fusing with peroxide, then leaching the melt and acidifying to precipitate out the tin for AAS finish.

Check samples including field duplicates and sample rejects are routinely sent to Laboratory of the Henan Institute of Geological Survey (the “Henan Laboratory”), located in Zhengzhou, Henan Province, Central China. In the Henan Laboratory, lead, zinc, tin, and silver are all analysed with using AAS after a three-hour hot aqua regia digestion on a 30g split of the pulverized portion. A gravimetric finish is done on samples with silver values in excess of 1,500 g/t. On samples containing more than 30% lead, an acid dissolution and titration is used to complete the analysis. Henan Laboratory’s lower detection limits are 3 g/t for silver, 0.03% for lead and zinc.

Silvercorp’s check procedures include (a) inserting purchased standards and blanks that were prepared by Yangtze Mining in the every 40-sample batches submitted to the ALS Chemex Laboratory on a regular basis, (b) submitting duplicate pulps to the ALS Chemex Laboratory on a regular basis, (c) submitting 1/4 core samples as sample duplicates to the ALS Chemex Laboratory for every 40-sample batches, and (d) submitting duplicate pulps to an independent external lab on an intermittent basis.

A total of 62 samples were taken for bulk density measurement. The tests were done using the wax-immersion method by Guangdong Material Test Centre, a Chinese government certified lab located in Guangzhou, Guangdong, China. Samples ranged in size from 470g to 2,690g. Based on a cutoff grade of 100g/t AgEq (no recoveries included), the results of 56 samples were used to calculate the average bulk density for each vein on the GC mine. The average bulk density is determined to be 3.57t/m3. Note that one extreme high grade sample, returning a value of 5.51 t/m3 and containing 2,793 g/t Ag, 53.04% Pb, 6.44% Zn was excluded from the overall bulk density calculation. Detailed bulk density sample data is listed in Appendix VI.

The average grades for these 56 samples are 176 g/t Ag, 1.99% Pb, and 4.47% Zn. In theory, bulk density is related positively to metal contents, especially lead and zinc. However, bulk density is sometimes high in low grade material if the pyrite content is high and it is noted that the GC deposit is rich in pyrite.

Mineral Resource and Mineral Reserve Estimates

The mineral resource categories used the GC Report are those established by the CIM in the CIM Standards as adopted by the CIM Council dated December 2005.

Mineralization in the GC mine consists of narrow vein type deposits which occur as discrete planes of variable grade and variable thickness. The resources were outlined using polygonal methods on longitudinal sections constructed for each vein. The resource estimates reported herein were prepared using such methods by Mr. Wang Qiang, Chief Geologist of Yangtze, and Mr. Myles J. Gao, P.Geo, President of Silvercorp, who is a non-independent Qualified Person, as defined by NI 43-101. B O’Connor of AMC was the independent qualified person previously responsible for the mineral resource estimates. Subsequent to the completion of the GC Report, B O’Connor left AMC, and P. R. Stephenson is the independent qualified person currently responsible for the mineral resource estimates included herein. He has reviewed Silvercorp’s methodologies and data used to prepare the resource estimates and is satisfied that they comply with reasonable industry practice, subject to a qualification with respect to use of the polygonal method. Although this is a common estimation method in China and its use by Silvercorp therefore accords with common industry practice in that country, the technique tends to produce estimates that are higher in grade and lower in tonnage than methods in common use in Canada, such as kriging or inverse distance weighting, however the responsible independent qualified persons are satisfied that other methods would not likely produce material differences and that the current resource estimates are of acceptable quality.

Following is an explanation with comments regarding the parameters and assumptions used to prepare the resource estimations reported in the GC Report:

1.	A polygonal block model was used in this resource estimation.

2.	The polygonal block model utilizes detailed long-sections constructed for each of the veins. The topographic control for these sections is taken from 1:2,000 topographic map.

3.	Polygonal resource blocks drawn on long-sections of the vein were constructed, and their areas measured, using MapGIS, a MapInfo-like GIS software application widely used in China.

4.

Sulphide resources are estimated using only the assays obtained from drilling and historical tunnelling. A small portion of samples (41 assays) from 17 surface trenches were used for the oxide block resource estimates. Channel samples from tunnels were taken by GIGS from 2003 to 2005. Yangtze Mining performed a check by re-sampling the channels and found the GIGS results were reliable.

5.

The minimum cut-off thickness used for mineralization is 0.20m. Although this is relatively narrow, the resue mining method employed by Silvercorp at the mine makes it feasible to extract veins of this thickness. Also, only around 5% of resource blocks have a thickness between 0.2m and 0,3m (the mineral reserve minimum mining width and Silvercorp has experience at mining to such widths).

6.

The veins are polymetallic containing several payable metals. Although contents of each of the payable metals are separately reported in the resource estimations, Silvercorp uses a “recovered equivalent-silver” (AgEq Recovered) value to assess and compare the vein resources. The formula and metal prices / metallurgical recoveries used are the same as those used for the mineral reserves and are shown in Section 15.3 of the GC Report.

7.	Potentially payable tin and sulphur concentrates have not been included in the silver equivalent calculation.

8.	Refinery costs have not been included in the silver equivalent calculation.

9.	Metal prices used in the GC Report are the median prices from selected technical reports on similar deposit types filed on SEDAR between November 2008 and April 2009.

A top-cut has been applied to silver, zinc, and lead assays. Values of the top-cuts for each of the veins and commodities are listed in Table 18.

Table 18 Top-cuts of different veins

Vein #	Top cuts			No. of Assays Exceeding Top-cuts
	Ag (g/t)	Pb (%)	Zn (%)	Ag	Pb	Zn
V2	968	10.94	22.30	1	2	0
V2-0	660	9.96	18.89	0	1	0
V2-1	697	3.59	9.93	1	0	0
V2-2	421	5.92	18.03	1	0	0
V3	1318	40.30	36.56	1	0	0
V4	1444	6.49	14.43	0	0	0
V5	1453	8.28	21.53	0	0	0

Vein #	Top cuts			No. of Assays Exceeding Top-cuts
	Ag (g/t)	Pb (%)	Zn (%)	Ag	Pb	Zn
V5-1	472	3.49	14.03	0	0	1
V6	840	5.32	19.17	1	0	1
V6-0	1123	11.80	15.33	0	0	0
V7	419	6.71	20.88	0	1	0
V7-0	678	5.56	21.93	0	1	0
V7-1	483	5.42	16.75	1	0	0
V8	669	14.88	4.25	0	0	0
V8-0	3329	0.78	1.85	0	0	0
V8-1	1314	5.13	3.33	0	0	0
V9	675	7.54	23.91	0	0	0
V9-0	353	12.89	17.50	0	0	0
V9-1	927	14.30	25.74	0	0	0
V10	1116	10.77	8.34	0	0	1
V10-1	475	7.29	44.44	1	2	0
V11	790	5.66	20.17	0	0	0
V13	781	5.84	13.83	0	0	0
V14	472	19.51	9.37	0	0	0
V15	396	3.53	4.69	0	0	0
V15-1	2107	12.32	12.88	0	0	0
Total				7	7	3

1.

No dilution has been applied with the exception of the 11 individual resource block occurrences below 0.20m in horizontal width in the dataset used for the resource estimate. Those 11 occurrences were diluted at zero grade to 0.20m in horizontal width.

2.	Any interpolations are based upon vein thickness and grade.

3.	The wall rock surrounding the veins is in sharp contact with the veins and commonly silicified.

4.	The data and methods employed are adequate to allow resources to be categorized as Measured, Indicated and Inferred.

5.	Resource blocks categorized as “Measured” are defined by assays from tunnel samples on vein and drill holes samples. These blocks are projected up to 25m above and below a given tunnel where warranted, and along strike from a given tunnel intersection or projected from a drill hole intercept within 50m of a tunnel sample.

6.

Resource blocks categorized as “Indicated” begin either above or below a Measured Resource block or are projected from a drill intercept. For blocks projected from the Measured Resource blocks, the distances are not greater than 50m. For blocks projected from drill holes, the distances are not greater than 50m to 60m. Block boundaries are defined as the midpoint between drill holes.

7.

Resource blocks categorized as “Inferred” use grades and thicknesses derived from the average of all the Measured and Indicated blocks along the vein. For veins intersected by deep holes, the Inferred Resource blocks are projected 100m down-dip from the Indicated blocks.

Resource Estimates

The Ag-Zn-Pb metals are reported separately in the resource estimates (see Table 19). The resources at a cut-off grade of 150 AgEq Recovered are also shown to enable a comparison with the June 2009 resources (see Table 6.5 in Section 6 in the GC Report). The reduction in cut-off grade from 150 g/t to 100 g/t AgEq Recovered arises from the application of updated metal prices and metallurgical recoveries. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resources are reported on a 100% basis.

Table 19 Mineral Resources at 100g/t and 150 g/t Recovered Silver Equivalent Cut-off Grades

Measured Resources and Indicated Resources	Tonnes	Ag (g)	Pb %	Zn %
100g/t Recovered AgEq Cut-off	7,632,000	122	1.32	3.08
150g/t Recovered AgEq Cut-off	5,812,400	144	1.50	3.50

Notes:
Rounding of some figures may lead to minor discrepancies in some totals

The estimated mineral resources for the 26 veins of the GC mine are summarized in the following Table 20 using the 100 g/t AgEq Recovered cut-off. Note the subtotals have been rounded and may not sum to the totals due to the rounding. Mineral resources are reported on a 100% basis.

Table 20 Mineral Resources 100g/t Recovered Silver Equivalent Cut-off Grade

Resource Classification	Tonnes	Grade			Contained Metal
		Ag (g/t)	Pb %	Zn %	Ag (kg)	Pb (t)	Zn (t)
Measured	592,800	230	1.41	3.33	136,600	8,400	19,800
Indicated	7,038,700	113	1.31	3.06	797,700	92,500	215,500
Total	7,631,500	122	1.32	3.08	934,300	100,900	235,300
Inferred	7,959,800	123	1.41	2.66	976,800	112,500	211,900

Notes:

1.	Metal prices used: silver US$18.00/troy oz, lead US$1.00/lb, zinc US$1.00/lb
2.	Inclusive of resources converted to mineral reserves
3.	Lower cut-off grade, 100 g/t AgEq Recovered
4.	Rounding of some figures may lead to minor discrepancies in some totals

The differences between the 2011 mineral resources and the 2009 mineral resources are due to updated metal prices and metallurgical recoveries and to a lower cut-off grade in 2011.

Mineral Reserve Estimates

The mineral reserve estimates are the conversion of the mineral resource estimates above a nominated cut-off of 135 g/t Ag Eq Recovered after applying mining modifying factors such as dilution and losses.

Mineral reserve estimates are based on employing highly-selective stoping methods.

The resource footprint area is approximately 1.2km west-east and 0.6km south-north.

Mr. P. Mokos of AMC is the independent Qualified Person responsible for the mineral reserves estimates.

Resource Extraction Limits

The underground lease boundary limit for regulatory resource extraction is summarized in Table 21 and is valid for a 30 year term. AMC’s review confirms the mine design is well within the underground extraction limits. The surface mining-lease rights boundaries are negotiated with the various land owners and Silvercorp surface plans show these to cover the appropriate mining areas.

Table 21 Resource Extraction Boundary Limits

Boundary Point	Easting	Northing
1	2,536,958.82	37,591,830.45
2	2,536,977.34	37,594,822.59
3	2,535,131.42	37,594,834.19
4	2,535,112.90	37,591,841.69
Depth	-540 mRL

The mineral reserve has been estimated using a 135 g/t AgEq Recovered cut-off grade, which is equivalent to the operating breakeven. The basis for this is summarized in Table 22. The cut-off used is specified by the following.

Cut-off grade AgEq (g/t)	= (mining cost
+ milling cost
+ sustaining capital
+ environmental cost
+ G&A cost + selling cost) / (Ag recovery * Ag price)

Table 22 Mineral Reserve Cut-off Estimate

Cut-off Estimate	Unit	Unit Value
Foreign Exchange Rate	RMB:US$	6.35
Contract Development Cost	US$/t-ore	12.13
Contract Stoping Cost	US$/t-ore	7.04
Silvercorp Mine Labor Cost	US$/t-ore	2.04
Mine Sustaining Capital Cost	US$/t-ore	0.52
Process Cost	US$/t-ore	17.83
Process Sustaining Capital Cost	US$/t-ore	0.72

Cut-off Estimate	Unit	Unit Value
Tailings & Environmental Cost	US$/t-ore	0.50
G&A and Product Selling Cost	US$/t-ore	8.32
Total Costs	US$/t-ore	49.10

Ag Metal Price	US$/oz	18.00
Ag Metal Price	US$/gm	0.58
Ag Recovery (payable)%		62.78
Revenue (after recovery)	US$/gm	0.36
AgEq Cut-off (recovered)	AgEq	135.1

The metal prices used for the AgEq Recovered grade estimate are:

  Ag – US$18.00/troy oz
  Pb – US$1.00/lb
  Zn – US$1.00/lb

The recoveries used for the AgEq Recovered cut-off are:

  Ag – 62.78%
  Pb – 84.57%
  Zn – 88.42%

The unit conversions used are:

  1 troy oz = 31.1035 gm
  1 tonne = 2204.62 lb
  1 US$ = 6.45 RMB

Bulk Density

Resource estimates use a bulk density of 3.57t/m3 which is assumed constant for all veins and areas and is also assumed to not be oxidized. AMC notes that the grade and relative distribution of the three key payable elements; Ag, Pb and Zn, can vary significantly (>10%) from vein to vein, but does not consider the potential impact of varying grade on density to be material (<5%) on the resource tonnage estimates. Waste density is 2.64t/m3.

Mine Dilution and Losses

The minimum stoping extraction and mining widths are:

1.	Shrinkage stoping is 0.8m vein extraction and 0.8m mining width

2.	Resue stoping is 0.3m vein extraction and 0.8m mining width

AMC’s review of dilution, operational losses and mining width is summarized by mine method in Table 23:

Table 23 Mine Width, Dilution and Recovery by Stope Method

Mine Method	Shrinkage	Resue
Mine Width (m) ^	4.0	0.8
Mine Dilution (%)	10.3	25.0
Mine Recovery (%)	90.0	88.1

Notes:
^ Average for life-of-mine.

Minimum stoping extraction widths are 0.3m and 0.8m respectively for resuing and shrinkage; minimum mining widths are 0.8 m for both methods. Unplanned dilution has been applied to the actual extraction width for resuing (resource grades already factored to 0.3m minimum mining width) and to the greater of 0.8m or actual mining width for shrinkage.

AMC makes the following comments in regards to the GC mine recovery estimates:

1.

Parts of the stope access pillars (Shrinkage and Resue stopes) are considered by GC to be recoverable but AMC believes this may not be practical to achieve due to adjacent void or adjacent rock fill (Shrinkage and Resue respectively).

2.

AMC estimates the semi-mechanized shrinkage stopes in Stage 1 (using LHD mucking units) will have marginally higher mine losses relative to the conventional shrinkage stopes in Stage 2 (using rail mounted over-throw units). This is due to larger draw point rib pillars to accommodate the larger development profile for LHD mucking (with larger operational clearance requirements) and hence larger ore cones between the drawpoints along the sill alignment which are assumed not recovered (without remote loader capability and/or due to stope wall fall-off dilution).

3.

The stope designs assume a 3-5m height (apparent vertical) crown pillar is left in situ for regional stability purposes and for down-dip dilution control. AMC considers this to be a fair allowance based on the average mine widths for each stoping method.

AMC however does not consider the above mine recovery issues to be material regards the stoping inventory estimates, representing less than approximately 3% impact on the stoping tonnage.

Mineral Reserve Estimate

Table 24 summarizes the mineral reserve estimate from the scheduled mine plan. Mineral reserves are reported on a 100% basis. Approximately 10% of the mineral reserve estimate is categorized as Proven and approximately 88% is categorized as stope extraction with the remainder being development extraction.

The conversion of mineral resource to mineral reserve is described in the following.

Mineral Reserve = {Mineral Resource x Recovery %} / {1 + Dilution %}

Table 24.1 Mineral Reserve Summary at January 23, 2012

Category	Mineral Reserve (t)	Ag (g/t)	Pb (%)	Zn (%)	Ag (kg)	Pb (t)	Zn (t)	AgEq (g/t)*	Percent by Tonnes
By Reserve Category
Proven	463,976	199	1.12	3.18	92,315	5,183	14,753	268	10%
Probable	4,285,689	113	1.33	2.93	482,432	56,906	125,481	212	90%
Proven + Probable #	4,749,665	121	1.31	2.95	574,747	62,089	140,234	218	100%
By Level
+50mRL	716,614	136	1.28	2.74	97,261	9,165	19,638	219	15%
0mRL	889,408	126	1.22	3.04	111,706	10,824	27,039	220	19%
-50mRL	877,557	128	1.11	2.68	112,259	9,786	23,486	206	18%
-100mRL	588,095	97	1.19	2.45	57,046	7,018	14,405	182	12%
-150mRL	452,724	119	1.58	2.85	54,009	7,171	12,902	222	10%
-200mRL	491,922	122	1.66	3.65	60,112	8,148	17,970	253	10%
-250mRL	359,349	119	1.51	3.40	42,767	5,407	12,217	238	8%
-300mRL	373,996	106	1.22	3.36	39,587	4,570	12,577	219	8%
All Levels	4,749,665	121	1.31	2.95	574,747	62,089	140,234	218	100%
By Vein
V2	2,389,960	144	1.32	3.20	343,420	31,477	76,506	240	50.3%
V2-0	104,348	104	2.05	2.40	10,809	2,143	2,501	212	2.2%
V2-1	255,518	98	0.74	2.23	25,028	1,889	5,710	161	5.4%
V2-2	104,776	59	1.49	4.39	6,209	1,558	4,600	233	2.2%
V5	71,210	99	0.76	2.79	7,077	543	1,984	181	1.5%
V5-1	40,876	126	0.99	2.98	5,133	403	1,220	211	0.9%
V6	88,584	72	1.58	2.39	6,409	1,404	2,114	177	1.9%
V6-0	182,969	183	2.09	2.04	33,399	3,827	3,728	251	3.9%
V7	285,166	52	0.88	3.44	14,723	2,505	9,816	177	6.0%
V7-0	172,733	63	0.60	2.91	10,892	1,034	5,026	157	3.6%
V7-1	131,039	103	0.83	2.62	13,499	1,087	3,438	180	2.8%

V8	44,932	88	2.90	1.00	3,934	1,304	449	182	0.9%
V8-0	12,288	293	0.07	0.16	3,596	8	20	191	0.3%
V9	313,307	77	1.15	2.62	23,984	3,611	8,212	173	6.6%
V9-0	46,439	127	3.32	2.75	5,875	1,542	1,278	279	1.0%
V9-1	90,093	84	1.27	3.36	7,549	1,141	3,028	207	1.9%
V10	177,804	223	2.26	2.22	39,691	4,022	3,953	288	3.7%
V10-1	76,387	45	0.87	4.43	3,436	664	3,383	205	1.6%
V11	30,338	17	0.39	4.00	506	117	1,213	158	0.6%
V13	80,846	84	0.79	1.86	6,779	639	1,507	141	1.7%
V14	50,052	56	2.34	1.09	2,799	1,171	548	147	1.1%
All Veins	4,749,665	121	1.31	2.95	574,747	62,089	140,234	218	100%

Category	Mineral Reserve (t)	Ag (g/t)	Pb (%)	Zn (%)	Ag (kg)	Pb (t)	Zn (t)	AgEq (g/t)*	Percent by Tonnes
By Stope Method
Shrinkage	4,295,122	125	1.33	2.97	537,829	56,917	127,455	221	90%
Resuing	454,543	81	1.14	2.81	36,918	5,172	12,779	182	10%
All Methods	4,749,665	121	1.31	2.95	574,747	62,089	140,234	218	100%

Notes:

1)	AgEq (g/t) is the recovered silver equivalent. * 135g/t AgEq cut-off for Stope Reserves & 45g/t AgEq for Development Reserves.
2)	Metal prices used: silver US$18.00/troy oz, lead US$1.00/lb, zinc US$1.00/lb
3)	Lower cut-off grade, 135 g/t AgEq Recovered.
4)	The derivation for the AgEq Recovered is described as:
AgEq Recovered = {Ag (g/t) * Ag ($/gm) * Ag (Rec%)} / Ag ($/gm) + {Pb (%) * Pb ($/lb) * Pb (Rec%) * 22.0462} / Ag ($/gm) + {Zn (%) * Zn ($/lb) * Zn (Rec%) * 22.0462} / Ag ($/gm)
5)	Rounding of some figures may lead to minor discrepancies in some totals.

Mine Production

The Mineral Reserves as set out in Table 24.1 are based on the published Mineral Reserves at the GC mine as of January 23, 2012. Table 24.2 below summarizes the total tonnage mined and total metals produced from the GC mine January 23, 2012 and March 31, 2016:

Table 24.2 Tonnage mined and metal produced

	Production, January 23, 2012 to March 31, 2014	Production fiscal year ended March 31, 2015	Production fiscal year ended March 31, 2016	Total Production since latest mineral reserve repot
Ore Mined (Mmt)	-	0.26	0.26	0.52
Silver Produced (Moz)	-	0.60	0.60	1.20
Lead Produced (t)	-	2,838	4,102	6,940
Zinc Produced (t)	-	5,304	5,580	10,884

Note: There was no ore production in the period of mine development and construction from January 23, 2012 to March 31, 2014. Table 24.2 and the immediately preceding text that references it are subsequent to and do not form part of the GC Report.

Mining Operations

As set out in the GC Report, mining will be conducted in two stages. The stages are generally subdivided as follows:

1.	Stage 1 - +100 mRL to -50 mRL between local Mine Sections 10 to 36 for development and 12 to 32 for production. West side of project.

2.	Stage 2 - +100 mRL to -50 mRL between Mine Sections 36 to 54 for development and 32 to 54 for production. For -50m RL to -300 mRL between Mine Sections 12 to 50 for both development and production.

Stage 1 targets fast-tracking the project into production and is developed by mobile rubber-tired diesel-powered equipment (development jumbo, loader and truck) with surface decline access down to -

50 mRL. Stage 2 is developed using conventional tracked equipment (electric locomotive, rail cars, electric rocker shovels and pneumatic hand held drills) with shaft access from -50mRL down to -300 mRL. Selective stoping methods such as Shrinkage and Resue are employed with stope production drilling conducted with pneumatic jackleg drilling. In-stope rock movement will be by gravity to draw points or hand-carting to steel lined passes.

Stage 1 production mucking uses load-haul-dump loaders (LHD) with trucks hauling ore to the surface ROM stockpile. Ore is re-handled from the ROM stockpile to the primary crusher feed bin using a ROM front-end-loader (FEL). Stage 2 production mucking uses electric-powered over-throw rail loaders with rail cars and electric locomotives transporting ore to the Main Shaft ore pass. Ore is skip hoisted to surface and conveyed to the surface crusher feed bin.

Production Rate

Mine operations will be conducted 365 days of the year but mine production is scheduled on the basis of 330 days per year at approximately 1,500 t/d for approximately 496 ktpa for the first eight years, rising to approximately 1,570 t/d for approximately 518 ktpa for the last four years. The production life is estimated to be 12 years.

Production is expected to be approximately 80 tonnes per day per stope for Shrinkage stopes and 75 tonnes per day per stope for Resue stopes with production per level capped at approximately 25% of the available stopes and up to 20 stopes concurrently over all active levels.

The production rate from each stope is dependent on the vein width, and as such, the production rate and schedule assumes a balance of wide and narrow vein stopes (generally Shrinkage and Resue respectively).

AMC’s high-level review indicates a mineral resource endowment of 12,829 tonnes per vertical metre equating to a vertical advance rate of approximately 42m per year which is within industry performance for like operations.

Mining Methods

Shrinkage stoping and Resue stoping will be the methods employed. To confirm AMC’s understanding of Silvercorp’s application of the stoping methods and also their suitability for the GC mine environment, AMC observed the application of these stoping methods at Silvercorp’s SGX Mine operation during May 2011. The SGX Mine is located in Luoning County, in the Henan Province, about 10km South-East of Xiayu and about 60km South-East of Luoning. AMC believe the methods and their proposed application to be appropriate for the GC mine environment.

Mine Development

The GC mine design is based on the mineral resources above a 150 g/t AgEq Recovered with the addition of vein exploration development (which in some part, is also used for stope access). Vein exploration development is categorized as development that occurs outside of the mineral resource categorization. Vein exploration development is reported as development waste and assigned zero grade irrespective of its resource grade. Vein exploration development represents approximately 51% of the total 44.7km of vein development in the mine plan.

The mine levels are placed at 50m vertical intervals. Levels will be graded at 0.3% from either the Ramp or Main Shaft access however the mine design provided does not incorporate this feature. AMC does not consider this to be material with respect to estimates for development quantities.

The Hashui Creek diversion tunnel will be developed concurrently from both ends and will be completed early in Stage 1 prior to production commencing.

Market Studies and Contracts

With respect to copper, testwork has so far been unsuccessful in producing a saleable copper concentrate, but copper levels in the ore are low and this is not a material issue for concentrate quality.

In the case of zinc, this is an issue of economic optimization with current silver prices indicating that a lower lead grade (35-40% Pb) concentrate (with higher zinc and silver levels) should be targeted to maximize payable silver recovery to the lead concentrate. This should not pose a problem with concentrate marketing.

With respect to the lead and zinc concentrates, the renewed smelter contracts allow up to 1% As before penalties apply which allays AMC’s previous concerns about their marketability.

Smelter Contracts

Initial sales contracts were in place for the lead and pyrite concentrates with Jinan Wanyang Smelting (Group) Co., Ltd and for the zinc concentrate with Henan Yuguang Zinc Industry Co., Ltd. All three contracts have been renewed with a three year term to December 31, 2015, with identical terms to the initial ones apart from the arsenic penalties. All three contracts have freight and related expenses to the smelting company’s account.

Economic Analysis

The economic analysis in this section is based on the following key assumptions:

1.	The mine production schedule developed in Section 16 of the GC Report quickly ramps up to around 500,000 tpa.

2.

The subsequent mill production schedule to match mine output at a nominal 500,000 tpa throughput rate with generous ROM stockpile allowances in the early years to handle any mine development delays and still protect the metal outputs

3.	Mine development and mill construction take place during 2011 - 2012 with commercial production in 2013. The absolute dates will require adjustment but the relative timing remains valid.

4.	Recoveries as detailed in Section 13 in the GC Report, and set out below:

  Ag (to lead concentrate only, not payable in zinc concentrate): 62.8%

  Pb: 84.7%

  Zn: 88.2%

  S: 61.3%

5.	Metal prices as set out in Table 25.

Table 25 Metal Prices

	2012	2013	2015	2015	After 2015
Silver (US$/oz)	40.00	30.00	25.00	18.00	18.00
Lead (US$/lb)	1.11	1.16	1.14	1.15	1.00
Zinc (US$/lb)	1.05	1.12	1.11	1.15	1.00

1.	Foreign exchange rate was set at the November 2011 value of USD:RMB of 6.35.

2.	Capital and operating costs as estimated in Section 21 of the GC Report.

Key Metrics

Table 26 shows the critical input and output metrics for the GC mine including the annual production schedule and the estimated cash flow and key pre-tax economic parameters.

Table 26 Project Production Schedule and Cash Flow (Pre-Tax)

Base Case		Total	2011	2012	2013	2015	2015	2016	2017	2018	2019	2020	2021	2022
Mine Output
	T	4,749,665	0	91,799	484,547	472,387	395,153	487,570	524,317	525,385	525,005	526,510	520,672	196,319
Mill Feed
	T	4,749,665			450,000	475,000	500,000	500,000	500,000	500,000	500,000	500,000	500,000	324,665
	Ag/g/t	121			163	152	124	110	121	120	112	110	99	94
	%Pb	1.31			1.00	1.15	1.31	1.42	1.50	1.35	1.38	1.31	1.36	1.22
	%Zn	2.95			2.96	2.86	2.62	3.02	3.08	2.76	3.25	3.03	2.97	2.98
(notional)	%S	9.13			9.13	9.13	9.13	9.13	9.13	9.13	9.13	9.13	9.13	9.13
Concentrate Production
Pb Conc	T	113,404			8245	9979	11942	12973	13692	12315	12581	11962	12460	7255
	Ag g/t				5586	4555	3257	2673	2782	3054	2802	2886	2492	2644
Ag % payable					92.0	91.5	90.0	89.5	89.5	90.0	89.5	89.5	89.0	89.5
	% Pb				46.35	46.35	46.35	46.35	46.35	46.35	46.35	46.35	46.35	46.35
	% Zn				12.5	10.5	8.5	9.0	8.7	8.7	10.0	9.8	9.2	10.3
Zn Conc	T	252,760			24027	24503	23657	27206	27756	24834	29285	27292	26754	17446
	% Pb				0.70	0.83	1.03	0.97	1.01	1.01	0.88	0.90	0.95	0.85
	% Zn				48.95	48.95	48.95	48.95	48.95	48.95	48.95	48.95	48.95	48.95
Py Conc	T	625,276			59241	62532	65823	65823	65823	65823	65823	65823	65823	42741
	%S				42.52	42.52	42.52	42.52	42.52	42.52	42.52	42.52	42.52	42.52
Recovered Metals
	koz Ag	11,600			1481	1462	1251	1115	1225	1209	1133	1110	998	617
	T Pb	52,563			3822	4625	5535	6013	6346	5708	5831	5544	5775	3363
	T Zn	123,726			11761	11994	11580	13317	13587	12156	14335	13360	13096	8540
	T S	265,867			25189	26589	27988	27988	27988	27988	27988	27988	27988	18173

Continued on next page

Base Case		Total	2011	2012	2013	2015	2015	2016	2017	2018	2019	2020	2021	2022
Revenue
(US$000)	Ag	186,010			35540	29072	17618	15616	17157	17035	15879	15550	13904	8641
	Pb	89,655			7399	8778	10611	9798	10341	9301	9502	9034	9411	5479
	Zn	157,650			16878	16982	17283	16047	16371	14648	17273	16098	15780	10290
	S	12,449			1179	1245	1310	1310	1310	1310	1310	1310	1310	851
	Total	445,764			60996	56077	46822	42772	45179	42294	43965	41993	40405	25261
Operating Costs US$000
Mine		72,150	All Operating Costs Capitalized		9022	5969	6138	7881	8586	8658	9148	7622	7519	1608
Mill		79,530			6745	7245	7771	7981	8198	8421	8650	8887	9133	6499
Other		40,682			4833	4321	4152	3811	3964	4073	4368	4018	3883	3260
Taxes		16,493			2257	2075	1732	1583	1672	1565	1627	1554	1495	935
Total Costs (US$M000)		208,855			22857	19609	19793	21255	22419	22717	23792	22080	22030	12302
Operating Cash Flow
(US$000)		236,909	0	0	38139	36468	27029	21516	22760	19577	20172	19913	18376	12959
Capital Costs US$000
Total Capital		92,673	5,639	61,713	11,839	5,071	2,986	1,991	2,622	1,688	1,657	2,230	847	-5,610
Project Cash Flow
(US$000)
		144,236	-5639	-61713	26300	31397	24043	19525	20138	17889	18516	17682	17529	18569
Cumulative Cash Flow			-5639	-67352	-41052	-9655	14387	33913	54051	71940	90455	108138	125667	144236
NPV (8%)		$73,712.36
IRR		32.74%
Project
Payback yrs		2.40

Note that the Base Case pre-tax economic model shows an NPV of $73.7M using a discount factor of 8%, considered by AMC to be a typical discount factor for a base-metals project. The IRR is 33% and the payback period is 2.4 years.

Taxes and Royalties

Metal prices originally supplied by Silvercorp were net of VAT (17% gross partially offset with a nominal 2% credit for goods purchased) and this has been retained in the economic analysis. A City Tax equivalent to 10% of the VAT has been applied. A Resource Compensation tax of 2% of revenue (after VAT) has been applied; equivalent to a royalty. No additional income or corporate taxes have been applied and therefore no depreciation schedule has been developed.

Cash Flow Forecast

As set out in the GC Report, the weighted average economic returns for the GC mine are estimated to be:

1.	NPV (at 8% discount)	$52.950M
2.	IRR(%)	28%
3.	Payback (years)	3.3

These probability-weighted average metrics are positive and demonstrate that the project is robust in the face of the possible scenarios that typically impact on a mining operation.

Exploration and Development

As set out in the GC Report, the following tasks are planned: (stated costs are estimated for those recommendations not covered by operational activities).

1.

Undertake variography studies to refine the understanding of the grade distribution and utilize a kriging or inverse distance weighting approach to grade interpolation prior to future resource and reserve estimations

2.	Collect additional detailed geotechnical data for mining purposes

3.	Undertake geotechnical investigations of proposed shaft locations

4.	Undertake further hydrogeological assessments. Estimated cost $75,000.

5.	Undertake further investigation of in situ stresses to confirm assumptions made in the mine design and stability assessments.

6.

Install an additional 600kW of grinding power to address the under-sizing of the comminution circuit. Estimated cost $500,000 installed and this has already been included in the capital cost estimate as it is deemed essential.

7.

Give consideration to a small increase in lead cleaner and filtration capacity to allow for optimization of silver recovery to payable lead concentrates. Estimated cost $100,000 and this has not been included in the capital cost estimate as further validation is required.

8.	Double the tailings filtration capacity. Estimated cost $580,000 and this has been included in the capital cost estimate as it is also deemed essential.

9.	Undertake additional testwork of tailings properties and suitability for dry stacking. Estimated cost $34,000.

10.	Undertake further TMF site investigations. Estimated cost $50,000.

11.	Reassess the factor of TMF safety calculations using standard industry practice finite element numerical modeling

12.	Prepare a more detailed water balance for the TMF on a month-by-month basis.

13.	Provide emergency backup power for essential critical services such as man cage, mine ventilation, mine dewatering pumps and thickeners. Estimated cost $800,000.

Since the GC Report the following exploration and development has occurred:

1.	A total of 86,989m underground drilling was completed to further define the previously drill-defined Mineral Resource blocks in the production areas.

2.	A total of 21,536m exploration tunneling was completed to upgrade the Indicated Mineral Resource blocks to the Measured category.

3.	A main shaft of 618m was sunk from the 248m elevation to the minus 370m elevation.

4.	A total of 3,175m of Decline development was completed, including 1,398m of a Main Decline development and 1,777m of an Exploration Decline development.

5.	A dry tailing stowing TMF was installed and officially approved.

6.	By the end of March 2016, a total of 10,146m underground development was completed in addition to the aforementioned Decline development.

Cautionary Note to U.S. Investors Concerning Estimates of Measured Resources and Indicated Resources:

This section uses the terms “measured resources” and “indicated resources”. We advise U.S. investors that these terms are not recognized by the U.S. Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This section uses the terms “inferred resources”. We advise U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured resources or indicated mineral resources. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

ITEM 6	DIVIDENDS AND DISTRIBUTIONS

The Company declared its first annual dividend of CAD$0.05 per share in 2007. In 2008, the Company increased the dividend to CAD$0.02 per share per quarter, (CAD$0.08 annually). On November 9, 2011 increased its dividend to CAD$0.025 per quarter (CAD$0.10 annually). On February 12, 2014, the Company reduced the quarterly dividend from CAD$0.025 to CAD$0.005 per share per quarter (CAD$0.02 annually). In light of the lower commodity price environment and the Company’s desire to preserve capital, the Board of Directors on August 13, 2015 announced that the company would suspend payment of dividends. No dividends were declared in Fiscal 2016.

The declaration and payment of future dividends, if any, is at the discretion of the Board of Directors and any future decision to re-instate dividend payments, if at all, will be based on a number of factors including commodity prices, market conditions, financial results, cash flows from operations, expected cash requirements and other relevant factors.

ITEM 7	DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The Company has an authorized capital of an unlimited number of common shares without par value (the “Common Shares”), of which 166,995,106 Common Shares were issued and outstanding as of June 15, 2016. A further 7,939,150 Common Shares have been reserved for issuance upon the due and proper exercise of certain incentive options and share purchase warrants outstanding as of June 15, 2015. The following is a summary of the principal attributes of the Common Shares:

Voting Rights. The holders of the Common Shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of the Company. The Common Shares carry one vote per share. There are no cumulative voting rights, and directors do not stand for re-election at staggered intervals.

Dividends. The holders of Common Shares are entitled to receive on a pro rata basis such dividends as may be declared by the board of directors, out of available funds. There are no indentures or agreements limiting the payment of dividends.

Profits. Each Common Share is entitled to share pro rata in any profits of the Company to the extent they are distributed either through the declaration of dividends or otherwise distributed to shareholders, or on a winding up or liquidation.

Rights on Dissolution. In the event of the liquidation, dissolution or winding up of the Company, the holders of the Common Shares will be entitled to receive on a pro rata basis all of the assets of the Company remaining after payment of all the Company’s liabilities.

Pre-Emptive, Conversion and Other Rights. No pre-emptive, redemption, sinking fund or conversion rights are attached to the Common Shares, and the Common Shares, when fully paid, will not be liable to further call or assessment. No other class of shares may be created without the approval of the holders of Common Shares. There are no provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.

The rights of holders of Common Shares may only be changed by a special resolution of holders of 66 2/3% of the issued and outstanding Common Shares, in accordance with the requirements of the Business Corporations Act (British Columbia).

Under its Stock Option Plan, the Company may grant options to purchase up to 10% of the issued and outstanding Common Shares outstanding from time to time, to directors, officers, employees and consultants. As of June 15, 2015, the Company has stock options outstanding to purchase 7,939,150 Common Shares at exercise prices ranging from CAD$0.66 to CAD$7.27 per share and with terms of between three and five years, with the last options expiring on June 2, 2020.

Shareholders’ Rights Plan

At the Company’s annual general meeting held on September 26, 2008, its shareholders adopted a shareholders’ rights plan (the “Rights Plan”) dated August 11, 2008. The Rights Plan was reconfirmed by Company shareholders on September 23, 2011 and September 19, 2014. To remain in full force and effect, the Rights Plan has a term of three years and must be reconfirmed by a resolution passed by a majority of the votes cast by all holders of voting shares who vote in respect of such reconfirmation at the annual general meeting of the Company held in 2017, and at every third annual meeting of the Company thereafter, unless the rights are earlier redeemed or exchanged.

The Rights Plan is designed to encourage the fair treatment of shareholders in the event of any take-over offer for the Company. The Rights Plan provides the board of directors and the shareholders with more time than the 35 days provided by applicable securities laws, to fully consider any unsolicited take-over bid for the Company without undue pressure, to allow the board of directors to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge.

The Rights Plan was not proposed in response to, or in anticipation of, any acquisition or take-over offer and is not intended to prevent a take-over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the common shares of the Company. The initial issuance of the rights is not dilutive and will not affect reported earnings per share or cash flow per share until the rights separate from the underlying common shares and become exercisable.

ITEM 8	MARKET FOR SECURITIES

The Common Shares were initially listed for trading on the TSX Venture Exchange (the “TSX-V”) under the symbol “SVM”. The Company’s shares commenced trading on the TSX under the same symbol and delisted from the TSX-V on October 24, 2005. The Common Shares began trading on the NYSE Amex under the symbol “SVM” on February 17, 2009, and trading moved to the NYSE under the symbol of “SVM” on November 5, 2009. The Company voluntarily delisted its shares from the NYSE in September 2015.

The following table sets forth the high, low and month-end closing prices and average trading volume for the Common Shares on the TSX for the periods indicated (stated in Canadian dollars):

Date	High	Low	Close	Volume
March 2016	1.88	1.07	1.85	718,373
February 2016	1.27	0.67	1.16	480,335
January 2016	0.73	0.62	0.71	330,620
December 2015	0.79	0.66	0.66	458,381
November 2015	0.99	0.77	0.83	329,167
October 2015	1.08	0.85	1.00	258,710
September 2015	0.97	0.84	0.85	347,500
August 2015	1.19	0.87	0.93	146,960
July 2015	1.31	1.01	1.06	91,568
June 2015	1.42	1.33	1.33	72,314
May 2015	1.59	1.41	1.41	322,833
April 2015	1.59	1.44	1.50	54,567

The following table sets forth the high, low and month or period-end closing prices and average trading volume for the Common Shares on the NYSE for the periods indicated (stated in US dollars):

Date	High	Low	Close	Volume
March 2016	n/a	n/a	n/a	n/a
February 2016	n/a	n/a	n/a	n/a
January 2016	n/a	n/a	n/a	n/a
December 2015	n/a	n/a	n/a	n/a
November 2015	n/a	n/a	n/a	n/a
October 2015	n/a	n/a	n/a	n/a
September 2015	0.72	0.57	0.62	342,428
August 2015	0.88	0.65	0.71	630,182
July 2015	1.05	0.77	0.80	687,570
June 2015	1.16	1.07	1.08	715,523
May 2015	1.40	1.13	1.13	694,672
April 2015	1.30	1.18	1.24	553,050

ITEM 9	ESCROWED SECURITIES

The Company has no securities currently held in escrow.

ITEM 10	DIRECTORS AND OFFICERS

Name, Occupation, and Security Holding

The following table sets out the names of the directors and officers of the Company, the current position and office held, each person’s principal occupation, business or employment during the last five years, the period of time during which each has been a director of the Company and the number of Common Shares beneficially owned by each, directly and indirectly, or over which each exercised control or direction as at the date of this AIF.

Common
Name and	Current		Date of	Shares
Municipality	Positions and	Principal Occupations During the Last	Appointment as a	Beneficially
of Residence(1)	Offices Held	Five Years(1)	Director or Officer	Owned(3)
Rui Feng	Chairman,	Chairman of the Company from	September 4, 2003	4,159,500
Beijing, China	Chief	September 2003 to present; appointed
	Executive	President of New Pacific Metals Corp. as
	Officer, and	at May 2010 and Director of New Pacific
	Director	Metals Corp. as at May 2004.
David Kong (2)	Director	Partner at Ernst & Young LLP from 2005	November 24, 2011	15,000
Vancouver, BC,		to 2010. Currently, Mr. Kong is a director
Canada		of New Pacific Metals Corp., Uranium
Energy Corp., and Brazil Resources Inc.
S. Paul	Director	Solicitor at Armstrong Simpson, Barristers	June 24, 2003	648,005
Simpson(2)		& Solicitors.
Vancouver, BC,
Canada
Yikang Liu	Director	Past Deputy Secretary General of China	July 24, 2006	134,500
Beijing, China		Mining Association.
Malcolm	Director	Consulting senior mining industry	October 16, 2013	7,000
Swallow(2)		professional and practicing consulting
Langley, BC		mining engineer. Mr. Swallow is currently
Canada		a director of Trinity Resources Ltd. From
2008 to 2012 he was VP Development and
a director of Inter Citic Minerals Inc. a
developer of major gold mines in China.
Derek Liu	Chief	Chief Financial Officer at Prophecy	February 6, 2015	nil
Burnaby , BC	Financial	Resources and Canickel Mining Ltd.
Canada	Officer
Lorne Waldman	Senior Vice	Corporate Secretary of the Company from	September 9, 2013	5,000
Vancouver, BC,	President &	2007 to 2012.
Canada	Corporate
Secretary
Alex Zhang	Vice President,	20 years of experience and has worked	March 1, 2015	17,780
Surrey, BC,	Exploration	with Eldorado Gold, Afcan Mining, Sino
Canada		Gold, and New Pacific Metals.

Common
Name and	Current		Date of	Shares
Municipality	Positions and	Principal Occupations During the Last	Appointment as a	Beneficially
of Residence(1)	Offices Held	Five Years(1)	Director or Officer	Owned(3)
Luke Liu	Vice President	20 years mining industry experience in	July 16, 2014	0
Forest Lake,	China	Australia and internationally, including
Queensland,	Operations	China. He has held a diverse range of
Australia		technical and engineering positions in
mining companies and consulting firms.
Total				4,986,785

Notes:

1.	the information as to municipality of residence and principal occupation of each nominee has been individually furnished by the respective nominee
2.	member of Audit Committee, Corporate Governance Committee and Compensation Committee
3.

the approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned directly or indirectly, or over which control or direction is exercised is based upon information furnished to the Company by each proposed nominee as at the date hereof

The term of office of each of the directors expires at the next annual general meeting of shareholders.

All of the directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control over 4,986,785 Common Shares representing 3.0% of Common Shares issued and outstanding as of June 15, 2016.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

As at the date of this AIF and within the 10 years before the date of this AIF, no director or executive officer of the Company, is or has been a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)

while that person was acting in that capacity, was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after that person ceased to be a director, chief executive officer, or chief financial officer and which resulted from an event that occurred while that person was acting as a director, chief executive officer or chief financial officer of the company.

As at the date of this AIF and within the 10 years before the date of this AIF, no director or executive officer of the Company nor any shareholder holding sufficient number of securities of the Company to materially affect control of the Company, is or has been a director or executive officer of any company (including the Company), that:

(a)

while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has within 10 years before the date of this AIF, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officers or shareholders.

No director or executive officer of the Company nor, any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has, within the 10 years prior to the date of this AIF, been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring and exploiting natural resources properties. These associations to other companies in the resource sector may give rise to conflicts of interest from time to time.

Under the laws of the Province of British Columbia, the directors and senior officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will disclose such interest in a contract or transaction and will abstain from voting on any resolution in respect of such contract or transaction. See also “Item 4.3 Risk Factors” and “Item 14 Interest of Management and Others in Material Transactions”.

ITEM 11	AUDIT COMMITTEE

Audit Committee Charter

A copy of the Charter of the Audit Committee is attached hereto as Schedule “A”.

Composition of the Audit Committee

The current members of the Audit Committee are David Kong, Malcolm Swallow, and Paul Simpson, all of whom are considered independent and financially literate, pursuant to National Instrument 52-110 – Audit Committees. The Audit Committee will be re-constituted after the 2016 Annual General Meeting.

Relevant Education and Experience

David Kong, Director

Mr. Kong holds a Bachelor in Business Administration and earned his Chartered Accountant designation in British Columbia in 1978 and U.S CPA (Illinois) designation in 2002. From 1981 to 2004, he was partner of Ellis Foster Chartered Accountants and a partner at Ernst & Young LLP from 2005 to 2010. Currently, Mr. Kong is a director of New Pacific Metals Corp., Uranium Energy Corp., and Brazil Resources Inc. Mr. Kong is a certified director (ICD.C) of the Institute of Corporate Directors.

Malcolm Swallow, Director

Mr. Swallow is a mining engineer, who brings with him 40 years of operating and project management experience, including the evaluation, development, construction, and operation of numerous underground and open pit mines involving precious and base metals. Mr. Swallow, P.Eng was a director and VP Development at Inter-Citic Minerals, a company that developed and sold the Dachang gold project in China to a major Chinese mining company.

Paul Simpson

Mr. Paul Simpson is a Vancouver based corporate securities lawyer with the firm Armstrong Simpson. He has over 20 years of experience, predominately advising public companies with international natural resource property holdings. He has been a director and officer of a number of public companies, including companies with resource assets in China.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in sections 2.4, 3.2, 3.3(2), 3.4, 3.5, 3.6 or 3.8 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

During the last year, all recommendations of the Audit Committee to nominate or compensate an external auditor were adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a specific policy and procedure for the engagement of non-audit services as described in Section IV of the Audit Committee Charter.

External Auditor Services Fees

Our principal accountant for the years ended March 31, 2016 and 2015 was Deloitte LLP. The Audit Committee has reviewed the nature and amount of the services provided by the principal accountants to ensure auditor independence. Fees (stated in Canadian dollars) paid or accrued for audit and other services provided by Deloitte LLP in the last two fiscal years are outlined below:

Nature of Services	Year Ended March 31, 2016	Year Ended March 31, 2015
Audit Fees(1)	$814,000	$899,000
Audit-Related Fees (2)	Nil	Nil
Tax- Fees (3)	$64,000	$61,000
All Other Fees (4)	Nil	Nil
Total	$878,000	$960,000

Notes:

1.

“Audit Fees” include the aggregate fees billed for each of the last two fiscal years for professional services of the principal accountant for the audit of the Company’s annual financial statements and the audit of the Company's internal control over financial reporting for Fiscal 2016 and Fiscal 2015, or review services that are normally provided by the principal accountant in connection with interim filings or engagements for those fiscal years.

2.

“Audit-Related Fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under above item (1).

3.

“Tax Fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. For fiscal years 2016 and 2015, tax fees were for corporate tax returns, tax advice, and general tax inquiries.

4.	“All Other Fees” include the aggregate fees billed in each of the last two fiscal years for services provided by the principal accountant, other than the services reported in the above items.

ITEM 12	PROMOTERS

No person or company has been a promoter of the Company or a subsidiary of the Company within the two most recently completed financial years or during the current financial year.

ITEM 13	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except as disclosed herein, the Company is not aware of any other actual or pending material legal proceedings or any regulatory actions to which the Company was during Fiscal 2016 is or is likely to be a party to or of which any of its business or property was during Fiscal 2016 is or is likely to be subject.

  An action commenced pursuant to the Class Proceedings Act (Ontario) against the Company and certain of its senior officers and expert advisors was initiated in the Ontario Superior Court of Justice on May 21, 2013 relating to claims for misrepresentation, at common law and pursuant to secondary market civil liability provisions under the Securities Act (Ontario) (the “Mask Action”). The lead plaintiff is John Mask and the amount claimed as special damages or general damages, not including claims for costs and interest, is $80 million or such other sum the court finds appropriate in the event this action is certified and judgment pronounced at trial. Two other class action lawsuits have been filed against the Company and certain of its senior officers and expert advisors in the Ontario Superior Court of Justice pursuant to the Class Proceedings Act (Ontario) on September 11, 2013 and in the British Columbia Supreme Court pursuant to the Class Proceedings Act (British Columbia) on September 9, 2013. The Company understands that, as between the three actions, only the Mask Action is proceeding at this time. The Company believes that there is no merit to the allegations set out in these lawsuits and has retained McCarthy Tétrault LLP as its defense counsel and intends to pursue a vigorous defense. On October 22, 2015 the Ontario Superior Court of Justice denied Mr. Mask leave to proceed with a class action and awarded costs in favour of Silvercorp. Mr.
  Mask has since filed an appeal with the Court of Appeal for Ontario. No provision has been established for these claims.

  On August 19, 2014 an action was commenced against the Company in the Supreme Court of British Columbia seeking an unspecified amount of damages for a claim of false imprisonment and defamation (the “Huang Action”). To date, the Company has been unsuccessful in its attempts to have the case dismissed. The case is currently scheduled for a 40-day jury trial, commencing January 2017. The Company believes that there is no merit to the allegations and intends to pursue a vigorous defence.

  During the year ended March 31, 2016, an action was initiated by Luoyang Mining Group Co., Ltd. (“Luoyang Mining”) against Henan Found seeking payment of $1.6 million (RMB10.0 million) plus interests related to the acquisition agreements Henan Found entered into in August 2012 to acquire the XHP Mine. The $1.6 million has been included into the accounts payable and accrued liabilities on the consolidated statements of financial positions of the Company. Henan Found did not make the payment as certain commercial conditions were not fulfilled by Luoyang Mining. In April 2016, Henan Found filed a counter claim in Luoyang People’s Court against Luoyang Mining to have the original acquisition agreements nullified and seeking repayment of the amount paid to date of $9.7 million (RMB62.8 million) plus compensation of direct loss of $2.5 million (RMB16.5 million) arising from XHP mine. The carrying value of XHP mine was impaired to $nil in the prior year.

  During the year ended March 31, 2016, SX Gold, a 100% owned subsidiary of Henan Found, commenced a legal action against Luoyang HA Mining Co. Ltd. (“HA Mining”) to seek payment of $4.0 million (RMB26.0 million) plus interests related to a share transfer agreement that SX Gold entered into with HA Mining in September 2013. Pursuant to the agreement, SX Gold was to transfer all shares it held in Songxian Zhongxin Mining Co. Ltd. to HA Mining for $11.8 million (RMB76.0 million). SX Gold has fulfilled its responsibilities and the title of the shares was transferred to HA Mining, who paid $7.8 million (RMB50.0 million). The remaining $4.0 million (RMB26.0 million) was unpaid. In April 2016, HA Mining filed a counter claim for $2.2 million (RMB14.0 million). This case is currently in trial. The outstanding receivable amount of $4.0 million (RMB26.0 million) was written off in prior years.

ITEM 14	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed below, no director or executive officer, person or company that beneficially owns and controls or directs, directly or indirectly, more than 10% of the common shares of the Company, or any associate or affiliate of such person, company or director or executive officer, have had any material interest, direct or indirect, in any material transaction of Silvercorp within the Company’s three most recently completed financial years or during the current financial year, which has materially affected or is reasonably expected to materially affect Silvercorp.

ITEM 15	TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar is Computershare Investor Services Inc. of 510 Burrard Street, 2nd Floor Vancouver, British Columbia, Canada V6C 3B9.

ITEM 16	MATERIAL CONTRACTS

There are no other contracts, other than those disclosed in this AIF and other than those entered into in the ordinary course of the Company’s business, that are material to the Company and which were entered into in the most recently completed financial year ended March 31, 2016, or before the most recently completed financial year but are still in effect as of the date of this AIF.

ITEM 17	INTERESTS OF EXPERTS

Names of Experts

Ying Report

AMC Mining Consultants (Canada) Ltd (“AMC”) was commissioned by the Company to prepare the latest technical report titled “Ying NI 43-101 Technical Report, Silvercorp Metals Inc., Henan Province, China” (the “Ying Report”) dated effective December 31, 2013, and prepared on July 29, 2014.

Persons who prepared, or contributed to, the Ying Report are set out as follows:

Qualified Persons responsible for the preparation of this Technical Report
Qualified Person	Position	Employer	Independent of Silvercorp?	Date of Last Site Visit	Professional Designation	Sections of Report
Mr P R Stephenson	General Manager, Principal Geologist	AMC Mining Consultants (Canada) Ltd	Yes	3-6 September 2013	PGeo (BC), PGeo (Sask), BSc (Hons), FAusIMM (CP), MCIM	Overall compilation, 20, parts of 1
Mr H A Smith	Mining Manager, Principal Mining Engineer	AMC Mining Consultants (Canada) Ltd	Yes	3-6 September 2013 16-19 February 2012	PEng (BC), PEng (Ontario), PEng (Alberta) MSc, BSc	15, 16,18, 21 and parts of 1, 22, 25 and 26
Mr A Riles	Principal Metallurgical Consultant	Riles Integrated Resource Management Ltd	Yes	16-19 February 2012	B.Met (Hons) Grad Dipl Professional Management, MAIG	13, 17, 19, parts of 22,
Dr A Fowler	Senior Geologist	AMC Mining Consultants (Canada) Ltd	Yes	3-6 September 2013	MAusIMM CP(Geo)	2 to 12, 14, 23, 24 and parts of 1,25 and 26

Other Experts who assisted the Qualified Persons
Expert	Position	Employer	Independent of Silvercorp	Visited Site	Sections of Report
Mr M Gao, P.Geo	President and Chief Operating Officer	Silvercorp Metals Inc.	No	Since 2004	General
Mr R Jiang, P.Geo	Vice-President, Exploration	Silvercorp Metals Inc.	No	Since Jan 2012	General
Mr Z Li, P.Eng	Senior Mining Engineer	Silvercorp Metals Inc.	No	Since April, 2010	Parts of 15 to 21
Dr A Ross	Senior Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	No	General
Mr C Keogh	Principal Mining Engineer	AMC Mining Consultants (Canada) Ltd.	Yes	No	15, 16
Mr M Shannon	Geology Manager, Principal Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	No	4

GC Report

AMC was commissioned by Silvercorp to review a report titled “Mining and Dressing Project of Gaocheng Lead-Zinc Ore in Yun’an County, Guangdong Province” prepared by the Guangdong Metallurgical & Architectural Design Institute (“GMADI”) in January 2011, and to prepare an independent Technical Report on the property incorporating its findings on the GMADI report. AMC prepared a previous Technical Report on the GC mine in June 2009 titled “NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China” (AMC report number 709003). Persons who prepared, or contributed to, the GC Report are set out as follows:

Qualified Person	Position	Employer	Independent of Silvercorp?	Date of Last Site Visit	Professional Designation	Sections of Report
Mr. B O’Connor	Principal Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	23 – 31 May 2011	PGeo, BSc MCIM	Sections 2 to 12, 14, 20, 23, 24
Mr. P Mokos	Principal Mining Engineer	AMC Mining Consultants (Canada) Ltd.	Yes	23 – 31 May 2011	BSc (Eng), DipEng (Mining), MAusIMM (CP)	15, 16
Mr. A Riles	Principal Metallurgical Consultant	Riles Integrated Resource Management Ltd.	Yes	23 – 31 May 2011	BSc (Hons) Grad Dipl Business Management, MAIG	13, 17, 19, 21, 22, part of 18
Mr. O Watson	Senior Geotechnical Engineer	AMC Mining Consultants (Canada) Ltd.	Yes	23 – 31 May 2011	BEng (Geological) (Hons) MAusIMM (CP), MCIM	Parts of 15, 16
Mr. M Molavi	Principal Mining Engineer	AMC Mining Consultants (Canada) Ltd.	Yes	No visit	PEng, M Eng, B Eng	Parts of 18
Mr. P Stephenson	General Manager	AMC Mining Consultants (Canada) Ltd.	Yes	No visit	PGeo, BSc (Hons), FAusIMM (CP), MAIG, MCIM	1, 25, 26
Other Experts upon whose contributions the Qualified Persons have relied
Expert	Position	Employer	Independent of Silvercorp	Visited Site	Sections of Report

Mr. B Fallaw	Senior Tailings and Backfill Consultant	AMC Consultants Pty Ltd.	Yes	No visit	Part of 18
Mr. S Wyllie	Senior Mining Consultant	AMC Mining Consultants (Canada) Ltd.	Yes	No visit	Parts of 15, 16

Note: Mr B O’Connor left AMC in May 2012. Mr. Stephenson has accepted Qualified Person responsibility for Sections 2 to 12, 14, 20, 23, and 24 of the report.

Auditor

Deloitte LLP is the auditor of Silvercorp and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Interests of Experts

Other than disclosed in this AIF, none of the independent consulting geologists and independent “Qualified Persons” named in “Item 16 Names of Experts”, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company except as disclosed below. This information has been provided to the Company by the individual experts.

The Qualified Persons who were responsible for the preparation of the Revised Ying Report and GC Report beneficially owned, directly or indirectly, less than 1% of the Common Shares. The Company confirms that its personnel named herein are non-independent Qualified Persons.

ITEM 18	ADDITIONAL INFORMATION

Additional information on the Company can be found on the Company’s website at www.silvercorp.ca or on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional information is provided in the Company’s most recent financial statements and the management’s discussion and analysis for its most recently completed financial year.

SCHEDULE “A”

SILVERCORP METALS INC.

AUDIT COMMITTEE CHARTER

I. Purpose

The main objective of the Audit Committee is to act as a liaison between the Board and the Company’s independent auditors (the “Auditors”) and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company’s compliance with legal and regulatory requirements, (c) the qualification, independence and performance of the Auditors and (d) the Company’s risk management and internal financial and accounting controls, and management information systems.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations.

II. Organization

The Committee shall consist of three or more directors and shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company.

The members of the Committee and the Chair of the Committee shall be appointed by the Board. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes.

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

The Committee may form and delegate authority to subcommittees when appropriate.

III. Meetings

The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year. The Committee shall meet at least quarterly.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee.

The Company’s accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

IV. Responsibilities

The Committee shall recommend to the Board of directors: the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and the compensation of the external auditor.

The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.

The Committee must review the Company’s financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

The Committee must be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in subsection (4), and must periodically assess the adequacy of those procedures.

The Committee must establish procedures for:

  the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

  the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

An audit committee must review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

V. Authority

The Committee shall have the following authority:

(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)	to set and pay the compensation for any advisors employed by the Committee, and

(c)	to communicate directly with the internal and external auditors.